FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated May 21, 2013

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Quarterly Information - ITR

Brasilagro Companhia Brasileira de
Propriedades Agrícolas

March 31, 2013

with Independent Auditor’s Review Report

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Quarterly Information - ITR

March 31, 2013

Contents

Independent Auditor’s Review Report

Management’s Comments

Management’s declaration on Independent auditor’s report

Management’s declaration on Financial Statements

Balance sheet

Statement of operations

Statement of comprehensive income

Statement of changes in equity

Statement of cash flows

Statement of value added

Notes to quarterly information

A free translation from Portuguese into English of Independent Auditor’s report on quarterly information review

Review report of quarterly information.

To the Shareholders, Board Members and Management

Brasilagro Companhia Brasileira de Propriedades Agrícolas

São Paulo, SP

Introduction.

We have performed a review of the interim individual and consolidated information of Brasilagro Companhia Brasileira de Propriedades Agrícolas, contained in the quarterly information (ITR) for the quarter ended March 31, 2013, comprising the balance sheet at March 31, 2013 and respective statements of income, of comprehensive income for the three- and nine-month periods then ended, of changes in shareholders’ equity and cash flows for the nine-month period then ended, including the summary of main accounting policies and other explanatory notes.

Company management is responsible for the preparation of interim individual financial information in accordance with the Technical Pronouncement of the Brazilian FASB (CPC) 21 – Interim Financial Statements, and the interim consolidated financial information in accordance with CPC 21 and IAS 34 – Interim Financial Reporting, issued by International Accounting Standards Board – IASB, as well as for the presentation of this information in compliance with the rules issued by the CVM, applicable to the preparation of quarterly information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim information (NBC TR 2410 – Review of Interim Information performed by the Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of inquiries, mainly of the people responsible for the financial and accounting matters, and the application of analytical and other review procedures. The scope of a review is significantly narrower than that of an audit conducted in accordance with audit standards and, accordingly, it did not permit us to obtain assurance that we took notice of all significant matters that could have been raised in an audit. Therefore, we did not express an audit opinion.

Conclusion on the interim individual information

Based on our review, we are not aware of any fact that makes us to believe that the interim individual financial information included in the quarterly information referred to in paragraph 1 was not prepared, in all material respects, in accordance with CPC21 applicable to the preparation of quarterly information (ITR), and presented in compliance with the rules issued by the CVM.

Conclusion on the interim consolidated information

Based on our review, we are not aware of any fact that makes us believe that the interim consolidated financial information included in the quarterly information referred to in paragraph 1 was not prepared, in all material respects, in accordance with CPC21 and IAS 34, applicable to the preparation of quarterly information (ITR), and presented in compliance with the rules issued by the CVM.

Other matters

Interim value added information

We have also reviewed the interim individual and consolidated value added information (DVA) for the nine-month period ended March 31, 2013, prepared under the management’s responsibility, which presentation in the interim information is required by the rules issued by CVM applicable to the preparation of quarterly information and considered additional information by the IFRS, which do not require the presentation of the Statement of Value Added. These statements were submitted to the same previously described review procedures and, based on our review, we are not aware of any fact that makes us believe that they were not prepared, in all material respects, in accordance with the interim individual and consolidated accounting information taken as a whole.

Audit and review of the amounts corresponding to prior year and period

The amounts correspondent to individual and consolidated balance sheets for the year ended June 30, 2012 and the statements of income, of comprehensive income, for the three- and nine-month periods ended March 31, 2012, of changes in shareholders’ equity, of cash flows and of value added for the for the nine-month period ended  March 31, 2012 presented for comparison purposes, and originally prepared prior reclassifications as disclosed in note 2.3, were previously audited and reviewed, respectively, by other independent accountants, who issued an unqualified opinion dated September 4, 2012 and review report of quarterly information, which contained emphasis paragraph on restatement and reissuance of the interim financial information for errors correction identified after its conclusion, dated May 10, 2012.  Based on our review, we are not aware of any facts that make us believe that such adjustments are not appropriate and have not been properly registered, in all material respects. We have not been engaged to audit, review or apply any other procedures to the Company's financial statements and quarterly information for the year ended June 30, 2012 and for the three- and nine months periods ended March 31, 2012; therefore, we do not express an opinion or conclusion on these financial statements for the year ended June 30, 2012 and on these quarterly information for the three- and nine-months periods ended March 31, 2012, considered as a whole, respectively.

São Paulo, May 7, 2013.

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC 2SP015199/O-6

Daniel G. Maranhão Jr.

Accountant CRC 1SP215856/O-5

Independent Auditor’s Report Review Report

Management’s Comments

We began activities for the 2012/13 harvest year, having planted an area of 75,833 hectares divided with sugarcane, soybean, corn, second crop corn and pasture.

We ended the nine months with net revenue of R$128.5 million, net income of R$9.5 million and Adjusted EBITDA of R$20.7 million.

In May 6, 2013 we announced the sale of 394, which 310 are arable, from Aracaria’s Farm, rural property located in Município de Mineiros – GO that have a total area of 9,862 hectares from which approximately 7,205 are arable. The sale price was 248,000 soybean bags (800 bags per farmable hectare) or R$11.7 million (~R$38,000/ha).

With this sell, BrasilAgro portfolio properties, now has a total area of 165,710 hectares and 123,018 arable land.

Operating Perfomance

We concluded the planting of 3,210 hectares of second crop corn at the Cremaq and Horizontina farms and renew 1,005 hectares of sugarcane planted area at the Alto Taquari and Araucária farm.

The table below gives a breakdown of planted area by farm:

Planted Area	Sugarcane	Soybean	Corn	Pasture	Corn - 2nd crop	Total
Cremaq Farm		18.169	1.529		2.456	22.154
Jatobá Farm		11.450	2.942			14.392
Alto Taquari Farm	3.621					3.621
Araucária Farm	5.577					5.577
Chaparral Farm		9.594	667			10.261
Preferência Farm		200		6.572		6.772
Horizontina Farm		7.161			754	7.915
Partnership I Farm		5.141				5.141
Total	9.198	51.715	5.138	6.572	3.210	75.833

Review Perfomance

The soybean and second corn crop planted areas include respectively 7,161 hectares and 754 hectares at the Horizontina Farm, which we will continue to operate until the end of the 2012/2013 harvest year.

This crop we face a severe drought in our properties in the Northeast region (see chart below), mainly in the state of Bahia, which affected nearly 30% of soybean yields and 40% of corn yields.

Rainfall Level – Maranhão and Piauí Farms

Rainfall Level – Bahia’s Farm

The rainfall historical average considers average rainfall level in 2007/08, 2008/09, 2009/10, 2010/11 and 2011/12.

Until the end of this release, we concluded the soybean harvesting equivalent to 83% of the total planted area. The average yield in the new areas (clean and dry), areas of first and second year of cultivation - amounted to 23.1 bags/ha, while in areas under development, i.e. areas cultivated for three to four years, average yield (clean and dry) came to 30.0 bags/ha and 44.7 bags/ha in developed areas, i.e. areas cultivated for over four years. The final productivity expected for soybean may still suffer changes until the end of harvest.

Continuing the process of developing areas, we have completed the transformation of 4,054 hectares of forest area into grain area at the Jatobá Farm. With the conclusion of the process of removing stumps and preparing the soil, we will transform 76% of such farm’s arable area.

In the other properties, we continued the process of clearing the area at 8,291 hectares, which should be cultivated in the next harvest.

Financial Perfomance

The consolidated financial statements were prepared and are being presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA (R$ thousand)	3Q13	3Q12	Change	9M13	9M12	Change
Gross profit	(3,612)	3,119	n.a.	34,071	23,544	45%
Selling expenses	(535)	(79)	577%	(5,562)	(931)	497%
General and administrative	(6,716)	(6,408)	5%	(19,983)	(18,355)	9%
Other operating revenue	(113)	(5)	2160%	(1,288)	16	n.a.
Depreciations	2,476	2,530	-2%	17,337	15,370	13%
EBITDA	(8,500)	(843)	908%	24,575	19,644	25%

Adjusted EBITDA (R$ thousand)	3Q13	3Q12	Change	9M13	9M12	Change
Gross profit	(3,612)	3,119	n.a.	34,071	23,544	45%
Elimination of gains on biological assets (grains and sugarcane planted)	5,587	4,793	17%	(1,149)	8,790	n.a.
Selling expenses	(535)	(79)	577%	(5,562)	(931)	497%
General and administrative	(6,716)	(6,408)	5%	(19,983)	(18,355)	9%
Other operating revenue	(113)	(5)	2160%	(1,288)	16	n.a.
Hedge results	40	(2,128)	n.a.	20	655	-97%
Adjusted Depreciations(1)	2,969	2,878	3%	14,601	11,472	27%
Adjusted EBITDA	(2,380)	2,170	n.a.	20,710	25,191	-18%

EBITDA is calculated as gross profit adjusted by general, administrative, and selling expenses, other operating revenue and depreciation expenses. Adjusted EBITDA was calculated by excluding the gains from biological assets in progress (sugarcane and grains) and adjusted for the harvest’s derivative results and for depreciation expenses, including: depreciation of farms’ fixed assets and administrative facilities, depreciation of developed areas and depreciation of permanent cultivation.

Adjusted EBTIDA of 9M12 was adjusted in relation to the amount disclosed in the Financial Statements for the quarter ended March 31, 2012, from R$31.3 million (previously disclosed) to R$25.2 million after the adjustment to the exclusion value of biological assets gain.

Adherence to the Market Arbitration Chamber

The Company is subject to arbitration on the Market Arbitration Chamber, as Arbitration Clause in its Bylaws.

Relationship with External Auditors

The independent auditors, Ernst Young & Young Terco Independent Auditors S.S., who reviewed the interim financial statements, individual and consolidated, contained in the Quarterly Information Form – refers to the quarter and nine months period ended March 31, 2013, only services rendered to BrasilAgro – Companhia Brasileira de Propriedades Agrícolas related to the review of interim financial information.

Final Considerations

BrasilAgro administration thanks their shareholders, customers, suppliers and financial institutions for collaboration and trust and, in particular, to its collaborators for their dedication and effort.

We remain at your disposal for any further information.

Julio Toledo Piza

CEO and Investor Relation Officer

Management’s declaration on Independent auditor's report

In accordance with section V of article 25 of CVM Instruction 480, as of December 7, 2009, the Management declares that reviewed, discussed and agreed with the independent auditor’s report on the Company's Financial Statements for the quarterly ended March 31, 2013, issued on this date.

São Paulo, May 08, 2013.

Julio Toledo Piza Neto

CEO and Investor Relation Officer

Gustavo Javier Lopez

Administrative Officer

André Guillaumon

Operational Officer

Mario Henrique Aguirre

Agricultural Tecnical Officer

Management’s declaration on Financial Statements

In accordance with section VI of article 25 of CVM Instruction 480, of December 7, 2009, the Management declares that reviewed, discussed and agreed with the Company's Financial Statements for the quarterly ended March 31, 2013.

São Paulo, May 08, 2013.

Julio Toledo Piza Neto

CEO and Investor Relation Officer

Gustavo Javier Lopez

Administrative Officer

André Guillaumon

Operational Officer

Mario Henrique Aguirre

Agricultural Tecnical Officer

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Balance sheet - Assets

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

		Company		Consolidated
	Note	March 31, 2013	June 30, 2012	March 31, 2013	June 30, 2012
Assets
Current assets
Cash and cash equivalents	6	20.071	23.562	79.157	67.464
Marketable securities	6	33.900	-	20.004	-
Trade accounts receivable	8	22.540	43.756	42.052	60.655
Inventories	10	24.449	62.581	28.398	72.558
Biological assets	11	47.443	3.208	66.046	4.111
Recoverable taxes	9	5.420	6.529	8.920	9.331
Transactions with derivatives	5.b. and 7	9.531	4.259	14.377	4.327
Receivables from related parties	32	12.001	22.016	-	-
Other Receivables		300	545	664	710
		175.655	166.456	259.618	219.156
Non-current assets
Biological assets	11	35.463	31.931	35.463	31.931
Restricted marketable secutiries	12	1.827	21.872	12.988	23.197
Recoverable taxes	9	26.270	22.398	26.543	22.803
Deferred taxes	21	9.746	7.692	17.748	14.960
Transactions with derivatives	5.b. and 7	508	-	508	-
Trade accounts receivable	8	-	-	8.314	12.759
Investment properties	13	87.093	94.357	351.487	391.907
Other receivables		1.605	268	1.605	268
		162.512	178.518	454.656	497.825

Investments	14	330.125	326.538	410	410
Property, plant and equipment	16	12.904	14.644	13.721	15.764
Intangible assets	15	2.315	2.607	2.315	2.607

		507.856	522.307	471.102	516.606

Total assets		683.511	688.763	730.720	735.762

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Balance sheet – Liabilities and Equity.

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

		Company		Consolidated
Liabilities and equity	Note	March 31, 2013	June 30, 2012	March 31, 2013	June 30, 2012
Current liabilities
Trade accounts payable	18	4,808	3,884	5,036	4,151
Loans and financing	19	28,479	39,071	42,981	43,067
Salaries, payroll charges and profit sharing		4,065	7,241	4,269	7,436
Taxes payable	20	685	1,701	3,225	3,102
Dividends proposed		2	2	2	2
Transactions with derivatives	5.b and 7	7,016	-	7,218	8,307
Payables for farm acquisitions	17	17,487	16,588	42,888	40,858
Transaction with related parties	32	15,799	10,625	-	-
Advances from customers		234	4,112	565	4,490
		78,575	83,224	106,184	111,413
Noncurrent liabilities
Loans and financing	19	32,733	35,262	49,112	51,294
Taxes payable	20	-	-	2,951	2,695
Transactions with derivatives	5.b and 7	-	10,209	85	10,209
Provision for legal claims	30	2,885	1,087	3,070	1,183
Other liabilities		-	13	-	-
		35,618	46,571	55,218	65,381
Total liabilities		114,193	129,795	161,402	176,794
Equity
Attributed to controlling shareholders
Share capital	22	584,224	584,224	584,224	584,224
Capital reserve		2,992	2,134	2,992	2,134
Equity valuation adjustments		(6,920)	(6,920)	(6,920)	(6,920)
Accumulated losses		(10,978)	(20,470)	(10,978)	(20,470)

Total liabilities		569,318	558,968	569,318	558,968

Total liabilities and equity		683,511	688,763	730,720	735,762

See accompanying notes.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Statement of operations

Nine-month and quarter periods ended March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

		Company		Consolidated
	Note	7/1/2012 to 03/31/2013	7/1/2011 to 03/31/2012	7/1/2012 to 03/31/2013	7/1/2011 to 03/31/2012

Net revenue	24	86.856	77.705	87.939	79.673
Gain on sale of farm	8	-	-	26.864	12.987
Gain on fair value of biological assets and agricultural products	11	9.755	5.801	11.647	2.401
Agriculture provision reversal post-harvest campaign.		1.930	69	2.079	77
Cost of sales	25	(90.896)	(78.261)	(94.458)	(71.594)

Gross profit		7.645	5.314	34.071	23.544

Selling expenses	25	(2.358)	(341)	(5.562)	(931)
General and administrative	25	(19.166)	(16.851)	(19.983)	(18.355)
Other operating income (expenses)		(929)	344	(1.288)	16
Equity pickup	14.a	18.613	18.007	-	-

Operating profit		3.805	6.473	7.238	4.274

Financial income (expenses), net
Financial income	27	22.929	23.237	39.654	28.362
Financial expenses	27	(19.296)	(17.191)	(36.376)	(20.469)

Profit before income and social contribution taxes		7.438	12.519	10.516	12.167

Income and social contribution taxes	28	2.054	1.073	(1.024)	330

Net income for the period		9.492	13.592	9.492	12.497

Attributed to
Controlling shareholders				9.492	13.592
Non-controlling shareholders				-	(1.095)
				9.492	12.497

Basic earnings per share - reais	29			0,16	0,23
Diluted earnings per share - reais	29			0,16	0,23

See accompanying notes.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Statement of operations (Continued)

Nine-month and quarter periods March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

	Company		Consolidated
	1/1/2013 to 03/31/2013	1/1/2012 to 03/31/2012	1/1/2013 to 03/31/2013	1/1/2012 to 03/31/2012

Net revenue	18.764	17.932	19.068	18.059
Gain (loss) on fair value of biological assets and agricultural products	1.522	8.496	(1.875)	5.096
Loss with provision of recoverable value of agricultural products after harvest	(15)	(368)	(16)	(329)
Cost of sales	(19.821)	(22.096)	(20.789)	(19.707)

Gross profit (loss)	450	3.964	(3.612)	3.119

Selling expenses	(352)	(74)	(535)	(79)
General and administrative	(6.695)	(5.758)	(6.716)	(6.408)
Other operating income (expenses)	109	137	(113)	(5)
Equity pickup	(2.998)	1.715	-	-

Operating profit	(9.486)	(16)	(10.976)	(3.373)

Financial income (expenses), net
Financial income	7.197	3.972	15.001	8.030
Financial expenses	(2.548)	(9.517)	(11.824)	(12.411)

Profit before income and social contribution taxes	(4.837)	(5.561)	(7.799)	(7.754)

Income and social contribution taxes	555	2.429	3.517	3.660

Loss for the period	(4.282)	(3.132)	(4.282)	(4.094)

Attributed to
Controlling sharehohlders			(4.282)	(3.132)
Non-controlling shareholders			-	(962)
			(4.282)	(4.094)

Basic earnings (loss) per share - reais			(0,07)	(0,05)
Diluted earnings (loss) per share - reais			(0,07)	(0,05)

See accompanying notes.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Statements of comprehensive income

Quarters and nine-month periods ended March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

	Company		Consolidated
	7/1/2012 to 03/31/2013	7/1/2011 to 03/31/2012	7/1/2012 to 03/31/2013	7/1/2011 to 03/31/2012

Net income for the period	9.492	13.592	9.492	12.497

Comprehensive income	9.492	13.592	9.492	12.497

Attributed to
Controlling shareholders			7.917	13.592
Noncontrolling shareholders			-	(1.095)

	Company		Consolidated
	1/1/2013 to 03/31/2013	1/1/2012 to 03/31/2012	1/1/2013 to 03/31/2013	1/1/2012 to 03/31/2012

Net loss for the quarter	(4.282)	(3.132)	(4.282)	(4.094)

Comprehensive income	(4.282)	(3.132)	(4.282)	(4.094)

Attributed to
Controlling shareholders			(4.282)	(3.132)
Noncontrolling shareholders			-	(962)

See accompanying notes.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Statement of changes in equity

Nine-month period ended March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

Attributable to controlling shareholders

Capital share	Capital reserve - grant of stock options	Capital reduction	Accumulated losses	Total	Noncontrolling shareholders	Total
At June 30, 2011	584,224	996	-	(14,898)	570,322	6,601	576,923

Net income for the period	-	-	-	13,592	13,592	(1,095)	12,497
Share-based compensation	-	855	-	-	855	-	855
Increase in noncontrolling interest due to change in Jaborandi Ltda. interest	-	-	(1,135)	-	(1,135)	1,135	-
Capital increase	-	-	-	-	-	7,438	7,438

At March 31, 2012	584,224	1,851	(1,135)	(1,306)	583,634	14,079	597,713

Attributable to controlling shareholders
Capital share	Capital reserve - grant of stock options	Equity Valuation adjustment	Accumulated losses	Total	Noncontrolling interest	Total
At June 30, 2012	584,224	2,134	(6,920)	(20,470)	558,968	-	558,968

Net income for the period	-	-	-	9,492	9,492	-	9,492
Share-based compensation	-	858	-	-	858	-	858

At March 31, 2013	584,224	2,992	(6,920)	(10,978)	569,318	-	569,318

See accompanying notes.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Statement of cash flows

Nine-month period ended March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

		Company		Consolidated
	Notes	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
CASH FLOW FROM OPERATING ACTIVITIES
Net income for the period		9,492	13,592	9,492	12,497
Adjustments to reconcile net income
Depreciation and amortization	25	16,842	14,975	17,337	15,370
Gain on sale of investment property		-	-	48,136	10,304
Grant of stock options		858	855	858	855
Residual value of property, plant and equipment	16	1,332	92	1,629	95
Equity pickup	14	(18,613)	(18,007)	-	-
Unrealized profit (loss) on derivatives	27	(4,627)	4,637	(5,175)	4,949
Foreign exchange, monetary variation and financial charges	27	5,886	5	7,715	1,823
Remeasurement of receivables from sale of farms		-	-	(2,057)	(2,548)
Deferred income tax and social contribution	28	(2,054)	(1,073)	(2,789)	(1,532)
Fair value of biological assets and agricultural products and depletion of harvest	11	(9,755)	(5,801)	(11,647)	(2,401)
Reversal of impairment of agricultural products after harvest		(1,930)	(69)	(2,079)	(77)
Allowance for doubtful accounts		245	-	375	-
Provision for judicial claims		1,730	(98)	1,730	(98)
		(594)	9,108	63,525	39,237
Change in working capital
Trade accounts receivable		31,491	(2,143)	24,863	(11,699)
Inventories and biological assets		(4,233)	5,680	(11,782)	(10,138)
Taxes recoverable		(2,249)	(1,874)	(2,289)	(3,012)
Transactions with derivatives		(4,346)	(2,314)	(16,596)	3,272
Other receivables		(1,092)	(5)	(1,290)	1,170
Trade accounts payable		1,012	53	(140)	544
Related parties		5,180	2,469	-	-
Taxes payable		(1,016)	1,075	379	1,605
Salaries, payroll charges and profit sharing		(3,176)	(980)	(3,167)	(938)
Advance from customers		(3,878)	-	(3,925)	-
Other liabilities		(14)	4,735	-	622
		17,085	15,804	49,578	20,663
Net cash generated by (used in) operating activities
CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment and intangible assets		(2,730)	(2,477)	(2,862)	(2,639)
Additions to investment properties		(10,252)	(20,026)	(17,284)	(25,355)
Investment in marketable securities		(13,874)	-	(9,795)	-
Dividends received		40,836	-	-	-
(Increase) decrease in investments and interest		(15,801)	(34,592)	-	-
Net cash generated (used in) investing activities		(1,821)	(57,095)	(29,941)	(27,994)
CASH FLOWS FROM FINANCING ACTIVITIES
Future capital contributions		-	7,525	-	265
Transfer of capital from noncontrolling interest of subsidiaries		-	-	-	7,438
Payments of farms financing		-	-	-	(18,648)
Proceeds from loans and financing		20,135	21,600	31,346	21,600
Interest paid on loans and financing		(1,673)	(3,515)	(568)	(3,676)
Payment of loans and financing		(37,217)	(35,543)	(38,722)	(35,562)
Net cash generated by (used in) financing activities		(18,755)	(9,933)	(7,944)	(28,583)
Increase (decrease) in cash and cash equivalents		(3,491)	(51,224)	11,693	(35,914)
Cash and cash equivalents at beginning of period	6	23,562	113,323	67,464	135,615
Cash and cash equivalents at end of period	6	20,071	62,099	79,157	99,701
		(3,491)	(51,224)	11,693	(35,914)

See accompanying notes.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Statement of valued added

Nine-month period ended March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

		Company		Consolidated
	Notes	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Revenues
Gross operating revenue	24	91,809	82,627	95,945	85,297
Gain on sale of farm		-	-	26,864	12,987
Gains on biological assets and agricultural products		11,685	5,870	13,726	2,478
Other revenues		946	344	677	16
Allowance for doubtful accounts - (setup)		(245)	-	(375)	-
		104,195	88,841	136,837	100,778

Inputs acquired from third parties
Cost of sales		(75,012)	(64,118)	(78,079)	(57,056)
Materials, energy, outsourced services and other		(10,639)	(5,751)	(14,071)	(8,518)
		(85,651)	(69,869)	(92,150)	(65,574)

Gross value added		18,544	18,972	44,687	35,204

Depreciation and amortization	25	(16,842)	(14,975)	(17,337)	(15,370)

Net value added produced by the entity		1,702	3,997	27,350	19,834

Value added received in transfer
Equity pickup	14	18,613	18,007	-	-
Financial income	27	22,929	23,237	39,654	28,362
		41,542	41,244	39,654	28,362

Total value added to be distributed		43,244	45,241	67,004	48,196

Distribution of value added

Personnel and charges
Direct compensation		8,128	7,875	8,207	7,905
Benefits		1,134	895	1,144	894
Severance Fund ( F.G.T.S.)		219	171	223	173
Taxes, charges and contributions
Federal		3,406	3,307	10,074	5,086
State		819	1,693	834	1,735
Local		251	86	155	98
Financers
Interest and monetary and foreign exchange variations		19,296	17,191	36,376	20,469
Rentals		499	431	499	434
Retained income for the period		9,492	13,592	9,492	12,497
Noncontrolling interest			-		(1,095)
		43,244	45,241	67,004	48,196

See accompanying notes.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information - ITR

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

1.   General information

Brasilagro Companhia Brasileira de Propriedades Agrícolas ("the Company" or "Brasilagro") was incorporated on September 23, 2005 and is headquartered at  Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the States of Bahia, Goiás, Maranhão, Mato Grosso, Minas Gerais and Piauí.

Pursuant to its articles of incorporations, the Company’s activities include: (a) the exploration of agriculture, cattle raising and forestry activities of any type and nature and rendering directly or indirectly related services, (b) the import and export of agricultural products and inputs and those related to cattle raising activity, (c) the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas, (d) real estate intermediation involving any type of operations, (e) participation as partner in other companies and commercial ventures of any nature, in Brazil and/or abroad, directly or indirectly related to the herein described purposes, and (f) management of its own and third party assets.

The Company and its subsidiaries have nine farms in six Brazilian states, with a total area of 180,462 hectares, including 22,058 leased hectares. The Company aims to consolidate its position as one of the main companies in the agribusiness segment in Brazil through a business strategy based on the acquisition of new farms and the ultimate sale of the farms acquired, once the intended potential valuation is achieved or when their agribusiness potential is achieved, optimization of production processes at the farms acquired and geographic and productive diversification.

The activities of  the subsidiaries Cremaq Ltda. ("Cremaq"), Engenho de Maracajú Ltda. ("Engenho"), Imobiliária Jaborandi Ltda. ("Jaborandi"), Jaborandi Agrícola Ltda., Araucária Ltda. ("Araucária"), Mogno Ltda. ("Mogno"), Cajueiro Ltda. ("Cajueiro") and Flamboyant Ltda. (“Flamboyant”) comprise the purchase and sale of properties, land, buildings and real estate in rural and/or urban areas. As permitted in their respective by laws and articles of organization, until the real estate assets belonging to these companies are not sold, the assets may be leased to third parties, but only as a strategy to enhance the value of the real estate. All the subsidiaries as well as FIM Guardian Fund, exclusive investment fund of the Company, are headquartered and operate in Brazil.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information - ITR

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

2.   Summary of significant accounting policies and presentation of the Quarterly Information (ITR)

2.1.    Basis of preparation

The Company’s Board of Directors is entitled to change the Company’s individual and consolidated Quarterly Information after its issuance. On May 7, 2013, the Company’s Board approved the Company’s individual and consolidated Quarterly Information and authorized its disclosure.

The individual interim accounting information comprised in this quarterly information has been prepared in accordance with technical pronouncement CPC 21 –  Interim Statement and presented consistently with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Quarterly Information – ITR. The consolidated interim information included in this quarterly information has been prepared in accordance with technical pronouncement CPC 21 – Interim Statement, issued by the Brazilian Accounting Standards Committee (CPC), and with the international accounting standard IAS 34 – “Interim Financial Reporting”, issued by the International Accounting Standards Board (IASB), and presented consistently with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of Quarterly Information - ITR.

According to CVM/SNC/SEP Circular Letter 03/2011, the Company opted for presenting the notes to this Quarterly Information as a summary in cases of redundancy in relation to the ones presented in the annual financial statements. The Company declares that the significant judgments, estimates and accounting assumptions as well as the main accounting practices are the same as those disclosed in the annual financial statements for the year ended June 30, 2012 and remain effective for this Quarterly Information. Accordingly, this Quarterly Information does not encompass all notes and disclosures required by the standards for the annual financial statements and, as a consequence, the related information should be read together with Note 2 to those financial statements. These policies have been applied consistently to all the periods presented, unless otherwise stated.

The individual and consolidated Quarterly Information has been prepared based on the historical cost, unless otherwise stated. The historical cost is usually based on the amount of considerations paid in exchange for assets.

The non-financial data included in this Quarterly Information, such as sales volume, planted and leased area,  insurance and environment has not been reviewed by the independent auditors.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information - ITR

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

2.   Summary of significant accounting policies and presentation of the Quarterly Information (ITR)(Continued)

2.1.    Basis of preparation (Continued)

Except for the result for the period, the Company has no other comprehensive results.

The notes which have not significantly changed in relation to the individual and consolidated financial statements for June 30, 2012 have not been included in this Quarterly Information.

2.2.    Foreign currency translation

a)    Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated and individual interim statements are presented in Brazilian reais (R$), which is the Company's functional currency and the Group's presentation currency.

b)    Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statements.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information - ITR

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

2.   Summary of significant accounting policies and presentation of the Quarterly Information (ITR)(Continued)

2.3.    Reclassification of balances in the financial statements for June 30, 2012 and quarterly information for March 31, 2012

Upon the preparation of the interim statements for the quarter ended March 31, 2013, the Company’s Management reviewed its accounting practice for several captions of the balance sheet, income statement and cash flow statement which are summarized below:

		June 30, 2012			June 30, 2012
		Company			Consolidated
		Balance originally presented	Reclassifications	Balance represented	Balance originally presented	Reclassifications	Balance represented
Current
Trade receivables	(a)	43,828	(72)	43,756	60,655	-	60,655
Transactions with related parties	(a)	21,944	72	22,016	-	-	-
Other current assets		100,684	-	100,684	158,501	-	158,501

		166,456	-	166,456	219,156	-	219,156
Non current
Other non current assets		522,307	-	522,307	516,606	-	516,606
		522,307	-	522,307	516,606	-	516,606

Total assets		688,763	-	688,763	735,762	-	735,762

		June 30, 2012			June 30, 2012
		Company			Consolidated
		Balance originally presented	Reclassifications	Balance represented	Balance originally presented	Reclassifications	Balance represented
Liabilities and equity
Current
Trade payables	(a)	14,509	(10,625)	3,884	4,151	-	4,151
Taxes payable	(b)	1,701	-	1,701	2,476	626	3,102
Transactions with related parties	(a)	-	10,625	10,625	-	-	-
Other current liabilities		67,014	-	67,014	104,160	-	104,160
		83,224	-	83,224	110,787	626	111,413
Non current
Taxes payable	(b)	-	-	-	-	2,695	2,695
Deferred income tax	(b)	-	-	-	3,321	(3,321)	-
Other non current liabilities		46,571	-	46,571	62,686	-	62,686

Total liabilities		129,795	-	129,795	176,794	-	176,794

Total equity		558,968	-	558,968	558,968	-	558,968

Total liabilities and equity		688,763	-	688,763	735,762	-	735,762

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information - ITR

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

2.   Summary of significant accounting policies and presentation of the Quarterly Information (ITR)(Continued)

2.3.    Reclassification of balances in the financial statements for June 30, 2012 and quarterly information for March 31, 2012 (Continued)

			7/1/2012 to 03/31/2013			7/1/2012 to 03/31/2013
		Company			Consolidated
		Balance originally presented	Reclassifications	Balance represented	Balance originally presented	Reclassifications	Balance represented
Net revenue	(c)	77.705	-	77.705	102.964	(23.291)	79.673
Gain on sale of farm	(c)	-	-	-	-	12.987	12.987
Gain on fair value of biological assets		5.801	-	5.801	2.401	-	2.401
Agriculture provision reversal post-harvest campaign.		69	-	69	77	-	77
Cost of sales	(c)	(78.261)	-	(78.261)	(81.898)	10.304	(71.594)
Gross profit		5.314	-	5.314	23.544	-	23.544

Selling and administrative expenses and equity pick up		1.159	-	1.159	(19.270)	-	(19.270)
Operating profit		6.473	-	6.473	4.274	-	4.274

Net financial result
Financial income and expenses		6.046	-	6.046	7.893	-	7.893

Profit before income tax and social contribution		12.519	-	12.519	12.167	-	12.167

Income tax and social contribution		1.073	-	1.073	330	-	330
Net income for the period		13.592	-	13.592	12.497	-	12.497

				Consolidated
		Balance originally presented	Reclassifications	Balance represented
CASH FLOW FROM OPERATING ACTIVITIES
Net income for the period
Adjustments to reconcile net income (loss)

Gain on sale of farm	(d)	10,153	151	10,304

Changes in working capital
Trade accounts receivable	(d)	(13,798)	2,099	(11,699)

Net cash generated by (used in) operating activities
CASH FLOWS FROM INVESTING ACTIVITIES

Cash received from sale of farms	(d)	2,250	(2,250)	-

(a)     The Company reviewed its accounting criteria for intercompany  balances and classified the amounts from trade accounts receivable and trade payables to related parties.

(b)     Classification of income tax calculated on temporary differences of subsidiaries applying the presumed profit regime.

(c)     Reclassification of net revenue and cost of sale of São Pedro farm to gain on sale of farm.

(d)     Reclassification to better adequacy related to the cash received from São Pedro farm sale.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to Quarterly Information - ITR

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

2.   Summary of significant accounting policies and presentation of the Quarterly Information (ITR)(Continued)

2.3.    Reclassification of balances in the financial statements for June 30, 2012 and quarterly information for March 31, 2012 (Continued)

In addition, the Company reviewed the disclosure of financial instruments by category, mentioned in Note 5.c, representing the balances of cash and cash equivalent and marketable securities as instruments at fair value through profit or loss. Originally the instruments were disclosed as loans and receivables.

In the year ended June 30, 2012, the table of classification of financial instruments by category, originally disclosed the captions of trade accounts payable and acquisitions payable, for R$4,151 and R$40,858, respectively, as financial liabilities at amortized cost, and were reclassified to loans and receivables.

3.   Critical accounting estimates and judgments

Accounting estimates and judgments are continuously assessed and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances.  Such estimates and assumptions may differ from the effective results. The resulting accounting estimates will, by definition, seldom equal the related actual results. The effects arising from review of accounting estimates are recognized upon the review period.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are addressed in Note 3 to the annual financial statements.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

4.   Pronouncements (new or reviewed) and interpretations applicable to the years started from January 1, 2013

New accounting standards, interpretations and updates in the existing pronouncements which are not yet effective and have not been early adopted by the Company are disclosed below. The Company fiscal year is June 30, 2013, accordingly the pronouncements below are applicable from July 1, 2013.

Standard	Main requirements
IFRS 9 Financial Instruments

Classification and Measurement, finalizes the first part of the replacement Project of “IAS 39 Financial Instruments: Recognition and Measurement”. This new standard uses a simple approach to determine whether a financial assets is measured at amortized cost or fair value, based on the manner how an entity manages its financial instruments (its business model) and the contractual cash flow characteristic of the financial assets. An IFRS 9 also requires the adoption of only one method to determine losses on the recoverable value of assets

Standard	Main requirements
IFRS 10 Consolidated Financial Statements

IFRS 10, establishes principles for the presentation and preparation of the consolidated financial statements when an entity controls one or more entities. IFRS 10 replaces the consolidation requirements of SIC-12 Consolidation of Specific Purpose and IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 Joint Agreements

IFRS 11 sets a more realistic reflection of joint agreements, concentrating on the rights and obligations of the agreement, instead of its legal form. The standard approaches inconsistencies in the treatment of a joint agreement , requiring only one method to treat jointly controlled entities, through the equity method. IFRS 13 replaces IAS 31 Jointly Controlled Businesses and SIC-13 Jointly Controlled Entities - Non Monetary Contributions by Shareholders. Early application is allowed. The main effects arising from the adoption of IFRS 11 shall be the end of proportional consolidation, fact which shall not affect the Company’s consolidated information.

IFRS 12 Disclosures of Interest in Other Entities

IFRS 12 is a new and comprehensive standard on the requirements of disclosure of all means of interest in other entities, including subsidiaries, joint ventures, associated and non consolidated structured entities. Early application is allowed.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

4.   Pronouncements (new or reviewed) and interpretations applicable to the years started from January 1, 2013 (Continued)

Standard	Main requirements
IFRS 13 – Measurements at Fair Value

Replaces and consolidates all guidelines and requirements related to the measurement at fair value comprised in the other IFRSs pronouncements in one single pronouncement. IFRS 13 defines fair value and guides on the determination of fair value and the disclosure requirements related to the measurement at fair value. However, it does not introduce any new requirement or alteration in relation to the items that should be measured at fair value, which remain in the original pronouncements.

IAS 27 Individual and Consolidated Financial Statements (Revised in 2011)

As a consequence of the recent IFRS-10 and IFRS-12, the remainder in IAS 27 is restricted to the accounting of subsidiaries, jointly controlled entities and associated in separate financial statements.

IAS 28 (Revised in 2011) Investments in Associated and Joint Ventures

As a consequence of the recent IFRS 11and IFRS 12, IAS 28 becomes IAS 28 Investment in Associated and Joint Ventures, and describes the application of the equity method for investments in joint ventures, in addition to the investment in associated.

Changes to IAS 19 – Benefits to Employees

Elimination of the corridor approach, recognizing actuarial gains or losses recognized in other comprehensive results for the pension plans and the result for other long term benefits, when incurred, among other revisions.

Standard	Main requirements

Changes to IAS 1 - Presentation of the Financial Statements	Introduces the requirement that the items recorded in other comprehensive results are segregated and totaled among items which are and which are not later reclassified to profits and losses.

IAS 12 Income Tax (Revised) – Deferred Taxes – Recovery of Underlying Assets

The review clarifies the determination for calculation of deferred taxes on investment properties measured at fair value. Introduces the refutable assumption that the deferred tax on investment properties measured by the fair value model in IAS 40 (CPC 31) should be defined based on the fact that its carrying amount shall be recovered by means of sale. Additionally, introduces the requirement that the deferred tax on assets not subject to depreciation which are measured using the revaluation model of IAS 16 (CPC 27) are always measured based on the sale of the asset. This review shall be effective for the annual periods started at or after January 1, 2012.

IFRS 1 First-time Adoption of IFRS (Review) - Hyperinflation and Removal of Fixed Dates for First Time Adoption (Revised).

IASB provided guidelines on how an entity should resume the presentation of financial statements based on IFRS when its functional currency is no longer subject to hyperinflation. The review shall be effective for annual periods started at or after July 1, 2011.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

4.   Pronouncements (new or reviewed) and interpretations applicable to the years started from January 1, 2013 (Continued)

Standard	Main requirements

IFRS 7 Financial Instruments - Disclosure – More Requirements for Disclosure of Derecognition

The revision requires additional disclosure on financial assets transferred but not derecognized to allow the understanding of user of the Company’s financial statements of the relation between the assets that were not derecognized and the related liabilities In addition, the revision requires the disclosure on the entity’s continuous involvement with derecognized assets to allow the users’ evaluation of the nature of the involvement and related risks, The revised standard shall be effective for the annual periods started at or after July 1, 2011.

IAS 1 Presentation of the Financial Statements	This improvement clarifies the difference between the voluntary additional comparative information and the necessary minimum comparative information.

IAS 16 Property, Plant and Equipment	This improvement explains that the main replacement parts and equipment to render services which complies with the definition of property, plant and equipment are not part of the inventories.

IAS 32 Financial Instruments Presentation	This improvement clarifies that the income tax arising from distributions to shareholders is recorded in accordance with IAS 12 Income Tax.

IAS 34 Interim Financial Statements

The revision presents an alignment of the disclosure requirements for total assets of the segment with total liabilities of the segment in the interim financial statements. This clarification also assures that interim disclosures area aligned with the annual disclosures.

The Company intends to adopt such standards when they are applicable to the Company from June 1, 2013.

The Company analyzed the effects from the adoption of the new standards, interpretations and changes and concluded that there shall be no significant impact on the financial statements.

CPC has not yet issued the pronouncements and changes related to the new and revised IFRSs previously presented. Due to the commitment of CPC and CVM maintaining the whole of standards issued updated based on the updating performed by IASB, it is expected that these pronouncements and changes are issued by CPC and approved by CVM up to the date of their mandatory application.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

4.   Pronouncements (new or reviewed) and interpretations applicable to the years started from January 1, 2013 (Continued)

There are no new standards or interpretations issued and not yet adopted which may, in Management’s opinion, significantly impact on the result or equity disclosed by the Company.

The Company and its subsidiaries revised the amendments and new pronouncements and interpretations and there were no significant impacts on the individual and consolidated quarterly information for March 31, 2013.

No new pronouncements have been issued by IASB further to those disclosed in the financial statements for the year ended June 30, 2012 and which are mandatory for the years starting from July 1, 2012.

5.   Financial instruments

There were no significant changes for the financial risk factors, in the policy of capital management and estimate at fair value in the period ended March 31, 2013, in relation to the one described in the annual financial statements for the year ended June 30, 2012,as disclosed in the related Notes 4.1 to 4.10.

a)      Sensitivity analysis

The sensitivity analysis aims at measuring the impact from the changes in the market variables on mentioned financial instruments of the Company, considering all other market indicators comprised. Upon their settlement, such amounts may differ from those stated below, due to the estimates used in their preparation.

This analysis contemplates 5 distinct scenarios that differ among them due to the intensity of variation in relation to the current market. At March 31, 2013, as reference for scenarios probable, I, II, III and IV a variation in relation to the current Market of 0%, -50%, -25%, +25%, +50% respectively, was considered.

The reference for the preparation of the Probable Scenario was the Market Prices of each one of the reference assets of derivative instruments held by the Company at the closing of this year. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the expected price of these assets. Accordingly, since the current Market price was the reference for the calculation of both book value of derivatives and the Probable Scenario, the result of the latter one is equal to zero.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

5.   Financial instruments (Continued)

a)    Sensitivity analysis (Continued)

The assumptions and scenarios are as follows:

				March 31, 2013
	Devaluation of US Dollar			Appreciation of US Dollar
	Probable Scenario	Scenario I	Scenario II	Scenario III	Scenario IV
	(a)	25%	50%	25%	50%

Foreign exchange rate - R$ / US$	2.01	1.51	1.01	2.52	3.02

Soybean - US$ / bushel - May 2013 (CBOT)	14.05	10.54	7.02	17.56	21.07
Soybean - R$ / bushel - May 2013 (CBOT)	28.50	21.37	14.25	35.62	42.75
Soybean - US$ / bushel - July 2013 (CBOT)	13.86	10.39	6.93	17.32	20.78
Soybean - R$ / bushel - July 2013 (CBOT)	28.32	21.24	14.16	35.39	42.47
Soybean - US$ / bushel - May 2014 (CBOT)	12.59	9.44	6.30	15.74	18.89

Corn - R$/bag - March 2013 (BM&F)	30.84	23.13	15.42	38.55	46.26
Corn - R$/bag - May 2013 (BM&F)	26.09	19.57	13.05	32.61	39.14
Corn - R$/bushel- May 2013 (CBOT	14.10	10.58	7.05	17.63	21.16
Corn - US$/bushel- May 2013 (CBOT)	6.95	5.21	3.48	8.69	10.43
Corn - R$/bushel- July 2013 (CBOT)	13.82	10.36	6.91	17.27	20.72
Corn - US$/bushel- July 2013 (CBOT)	6.76	5.07	3.38	8.45	10.14

				June 30, 2012
	Devaluation of US Dollar			Appreciation of US Dollar
	Probable Scenario	Scenario I	Scenario II	Scenario III	Scenario IV
	(a)	25%	50%	25%	50%
Foreign exchange rate - U$ / R$	2.12	1.59	1.06	2.65	3.18

Soybean - US$ / bushel - Nov 2012	14.99	11.24	7.50	18.74	22.48
Soybean - R$ / bushel - March 2013	29.86	22.40	14.93	37.33	44.79
Soybean - US$ / bushel - May 2013	14.22	10.67	7.11	17.78	21.33
Soybean - R$ / bushel - July 2013	29.90	22.42	14.95	37.38	44.85
Soybean - US$ / bushel - July 2013	14.16	10.62	7.08	17.70	21.24

Corn - R$/bushel- July 2013	14.45	10.84	7.23	18.06	21.68
Corn - R$/bushel- Sept 2012	25.80	19.35	12.90	32.25	38.70
Corn - US$/bushel- Sept 2012	6.60	4.95	3.30	8.25	9.90

(a)     The probable scenario adopted considers the operations maturity.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

5.   Financial instruments (Continued)

a)      Sensitivity analysis (Continued)

The table below presents, for each situation, the effect on the change in the estimated fair value at March 31, 2013 of the derivative financial instrument as well as the effect on income from the increase or decrease in the recorded amount of the related asset or liability. The effect has been determined on an individual basis for each derivative financial instrument, asset or liability for each situation and for each scenario without considering combined or compensatory effects of the change in more than one variable or in the same variable in other derivative financial instruments, i.e., maintain all the other variables constant. Accordingly, each line of the table shall be individually considered without considering the effects presented in the other lines. This sensitivity analysis aims to measure the impact of variable market changes on the aforementioned financial instruments of the Company, considering all other market indicators included. Upon their settlement, such amounts may differ from the ones stated below, due to the estimates used in their preparation.

									March 31, 2013
		Sensitivity Analysis (R$)					Position
Operation	Risk	Probable scenario	Scenario I	Scenario II	Scenario III	Scenario IV	Amount	Measurement unit	Maturity
Derivative	SOYBEAN	-	46,878	22,191	-23,348	-47,961	-1,796	bags of soybean	Jul 13 to May 14
	CORN	-	1,669	788	-1,006	-1,911	-251	bags of corn	May 13 to Sep/13
	USD	-	16,08	8,074	-7,938	-15,943	-16	US$000	April 13 to Jul/14

									June 30, 2012
		Sensitivity Analysis (R$)					Position
Operation	Risk	Probable scenario	Scenario I	Scenario II	Scenario III	Scenario IV	Measurement unit	Volume	Maturity
Derivative	SOYBEAN	-3,866	-44,465	-24,166	16,433	36,732	bags of soybean	-1,247	Nov 12 to Jul/13
	CORN	-1,289	-7,061	-3,837	2,609	5,832	bags of corn	-407	Aug12 to Jun 13
	USD	-3,269	-37,6	-20,434	13,895	31,06	US$000	-31,833	Jul12 to Jul 13
Debt for purchase of farm		-101	-1,165	-633	431	962		-983	Dec 12

(a)     At March 31, 2013, the reference for the preparation of the Probable Scenario was the market prices for each one of the reference assets of derivative instruments held by the Company at the closing of this year. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the expected price of these asssets. Accordingly, since the price of current market was the reference for calculation of both book value of derivatives and the Probable Scenario the result of the latter one is equal to zero.

In addition, we present in the table below the summary of possible scenarios for the following 12 months (March 2013 and 2014) of the Company’s loans and receivables. Reliable sources of indices disclosure were used for the rates used in the "probable scenario".

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

5.   Financial instruments (Continued)

a)      Sensitivity analysis (Continued)

Risk factor	Classification	Operation	Current		Scenario I - Probable		Scenario I - Possible		Scenario II - Remote		Scenario I Possible		Scenario II - Remote
			31/03/2013				Decrease 25%		Decrease 50%		Increase 25%		Increase 50%
DI	Financial investment	Investment	59,3640	7,00%	8,50%	894	6,38%	(372)	4,25%	(1.639)	10,63%	2.160	12,75%	3.426
		Farm Payable	23,4350	7,00%	8,59%	351	6,38%	(146)	4,25%	(644)	10,63%	850	12,75%	1.348
Libor	Investment	Investment (Libor)	15,1100	0,10%	0,15%	8	0,113%	4	0,750%	(4)	0,1875%	14	0,225%	20
USD	Financing	Farm payable	1,9660	2,0138	2,13%	117	1,60	(403)	1,07	(924)	2,67	638	3,20	1.159
TJLP	Loan	Financing - BNDES	8,2840	5,00%	5,00%	(362)	3,75%	(341)	2,50%	(320)	6,25%	(383)	7,50%	(403)
IGPM	Financing	Farm payable	17,667	5,05%	5,45%	71	4,09%	(170)	2,73%	(410)	6,81%	311	8,18%	552
Pre (a)	Loan	Rural credit costing	1.627	5,88%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
			1.015	5,88%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
		Constitutional Fund	65.797	7,23%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
		Working capital	10.279	8,75%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
		BNDES	5.212	6,24%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Soybean	Commodity	Receivables from farms	175.167	50,62	50,62	-	37,97	(2.217)	25,31	(4.433)	63,28	2.217	75,93	4.433
			275.000	46,66	46,66	-	35,00	(3.208)	23,33	(6.416)	58,33	3.208	69,99	6.416

b)      Hierarchy of fair value - consolidated

Below is the level of fair value hierarchy for financial instruments measured at fair value through profit or loss, presented in the quarterly information for March 31, 2013:

	March 31, 2013		June 30, 2012
Consolidated - thousands R$	Level 2	Total	Level 2	Total
Assets
Current
Derivative financial instruments	14.377	14.377	4.327	4.327

Non current
Derivative financial instruments	508	508	-	-

Total	14.885	14.885	4.327	4.327

	March 31, 2013		June 30, 2012
Consolidated – thousands R$	Level 2	Total	Level 2	Total
Liabilities
Current
Derivative financial instruments	7.218	7.218	8.307	8.307

Non current
Derivative financial instruments	85	85	10.209	10.209

Total	7.303	7.303	18.516	18.516

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

5.   Financial instruments (Continued)

Financial instruments by category - consolidated

Below ia the classification of financial instruments by category:

	March 31, 2013						June 30, 2012
Consolidated - thousands R$	Note	Loans and receivables	Available for sale	Derivatives used for economic hedge	Total	Fair Value	Loans and receivables	Available for sale	Derivatives used for economic hedge	Total	Fair Value
Assets
Current assets
Cash and cash equivalents and marketable securities		-	41,565	-	41,565	41,565	-	55,283	-	55,283	55,283
Trade accounts receivable		29,103	-	-	29,103	29,103	51,210	-	-	51,210	51,210
Receivable from sale of farm	5.b	12,949	-	-	12,949	12,949	9,445	-	-	9,445	9,445
Transactions with derivatives	5.b	-	-	14,377	14,377	14,377	-	-	4,327	4,327	4,327
					-
Non current					-
Marketable securities		-	12,988	-	12,988	12,988	-	23,197	-	23,197	23,197
Receivable from sale of farm	5.b	8,314	-	-	8,314	8,314	12,759	-	-	12,759	12,759
Transactions with derivatives		-	-	508	508	508	-	-	-	-	-
Total		50,366	54,553	14,885	119,804	119,804	73,414	78,480	4,327	156,221	156,221

	March 31, 2013									June 30, 2012
Consolidated - thousands R$	Note	Loans and receivables	Derivatives used for economic hedge	Financial liabilities at amortized cost	Total	Fair Value	Loans and receivables	Derivatives used for economic hedge	Financial liabilities at amortized cost	Total	Fair Value
Liabilities
Current liabilities
Trade payables		5,036	-	-	5,036	5,036	4,151	-	-	4,151	4,151
Loans and financing		-	-	42,981	42,981	42,981	-	-	43,067	43,067	43,067
Transactions with derivatives	5.b	-	7,218	-	7,218	7,218	-	8,307	-	8,307	8,307
Accounts payable for acquisition		42,888	-	-	42,888	42,888	40,858	-	-	40,858	40,858
						-					-
Non current						-					-
Loans and financing		-	-	49,112	49,112	49,112	-	-	51,294	51,294	51,294
Derivative financial instruments	5.b	-	85	-	85	85	-	10,209	-	10,209	10,209
Total		47,924	7,303	92,093	147,320	147,320	45,009	18,516	94,361	157,886	157,886

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

5.   Financial instruments (Continued)

Financial instruments by category – consolidated (Continued)

The model and assumptions used in the determination of fair value represent management’s best estimate and are reviewed at each presentation of quarterly information and adjusted, where necessary.

6.   Cash and cash equivalents and marketable securities

6.1.    Cash and cash equivalents

		Company		Consolidated
	March 31, 2013	June 30, 2012	March 31, 2013	June 30, 2012
Cash and banks	18,734	10,817	57,595	12,181
Repurchase agreement	1,337	12,745	17,926	20,135
Bank deposit certificates	-	-	3,636	35,148
	20,071	23,562	79,157	67,464

Repurchase agreements and bank deposits operations contractually establish that the amounts originally invested might be redeemed on demand at any time over the term of the contracts without any additional commission or penalty, as a result , the amounts under these agreements are recorded as cash and cash equivalents, despite the fact the contract with banks include a maturity date.

Amounts invested carry interest based on a percentage of CDI (Interbank Certificate Deposit rate, an interest rate for interbank deposits measured and disclosed daily by CETIP, an independent entity providing depository, custodian and trading services) which range between 98% and 103.5% of the daily CDI as of March 31, 2013 and June 30, 2012, respectively.

6.2.    Marketable securities

		Company		Consolidated
	March 31, 2013	June 30, 2012	March 31, 2013	June 30, 2012

Share Funds	14,053	-	157	-
Banco Itaú BBA (a)	19,847	-	19,847	-
	33,900	-	20,004	-

(a)     The amount refers to fiduciary assignment in guarantee to credit rights and securities executed on May 24, 2010, with Banco Itaú BBA with maturity on May 6, 2013; the repurchase agreement applies a of percentage 100.10 of the Interbank Deposit Certificate - CDI.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

6.   Cash and cash equivalents and marketable securities (Continued)

6.2.    Marketable securities (Continued)

The Company’s exclusive investment fund (Banco Pactual – FIM Guardian fund) has the following financial instruments breakdown, as at March 31, 2013:

Funds shares	157
Time deposits	3,636
Repurchase agreements	5,405
Public securities (b)	4,615
Derivatives	235
Other	5
TOTAL	14,053

(b)     Public securities amount of R$4,615 refers to margin values in transactions with derivatives. In the consolidated financial statements, it was reclassified to tractions with derivatives account as current assets.

The components of the exclusive fund’s portfolio is classified in the above table according to their nature, classified as cash and cash equivalents the amount of R$9,041 (term deposits and repurchase agreements) and as marketable securities the amount of R$157 (fund shares).

In the quarter ended March 31, 201, there were no significant changes in relation to the other information disclosed in the annual financial statements,

Note 6.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

7.   Derivative financial instruments

									March 31,2013
				Company		Consolidated		Total	Volume / Position
Risk	Maturity	Outstanding derivative instruments	Counter party	Receivable	Payable	Receivable	Payable	Net balance	Amount ('000)	Unit

Currency US$	abril-13	NDF	Banks	-	-	-	(55)	(55)	(2.810)	US$
Currency US$	julho-13	NDF	Banks	-	(328)	-	(475)	(475)	(8.411)	US$
Currency US$	março-14	NDF	Banks	-	-	241	-	241	(5.288)	US$
Currency US$	junho-14	NDF	Banks	-	-	-	(85)	(85)	983	US$

			Current	-	(328)	241	(530)	(289)	(16.509)	US$
			Non-current	-	-	-	(85)	(85)	983	US$
		Total Risk with Currency US$		-	(328)	241	(615)	(374)	(15.526)	US$

Commodities:

Soybean CBOT	maio-13	Derivatives - Soybean (a)	Trading Companies/Bancos/CBOT	425	-	425	-	425	(83.911)	Bags
Soybean CBOT	julho-13	Derivatives - Soybean (a)	Trading Companies/Bancos/CBOT	-	(4.021)	-	(4.021)	(4.021)	(993.147)	Bags
Soybean CBOT	maio-14	Derivatives - Soybean (a)	Trading Companies/Bancos/CBOT	508	-	508	-	508	(181.429)	Bags
Corn CBOT	maio-13	Derivatives - Corn	Trading Companies/Bancos/CBOT	-	(5)	-	(5)	(5)	160.867	Bags
Corn CBOT	julho-13	Derivatives - Corn	Trading Companies/Bancos/CBOT	-	(1.532)	-	(1.532)	(1.532)	(149.768)	Bags
Corn CBOT	setembro-13	Derivatives - Corn	Trading Companies/Bancos/CBOT	103	-	103	-	103	61.913	Bags
Corn CBOT	maio-13	Derivatives - Corn BM&F	BM&F	305	-	305	-	305	(155.250)	Bags
Corn CBOT	setembro-13	Derivatives - Corn BM&F	BM&F	335	-	335	-	335	(64.971)	Bags
Soybean CBOT	julho-13	Options	Trading Companies/Bancos/CBOT	-	(797)	-	(797)	(797)	(537.466)	Bags
Corn CBOT	julho-13	Options	Trading Companies/Bancos/CBOT	-	(333)	-	(333)	(333)	(103.618)	Bags
										Bags
			Current	1.168	(6.688)	1.168	(6.688)	(5.520)	(1.865.351)	Bags
			Noncurrent	508	-	508	-	508	(181.429)	Bags
			Total Risk with commodities	1.676	(6.688)	1.676	(6.688)	(5.012)	(2.046.780)	Bags

			Total Risks	1.676	(7.016)	1.917	(7.303)	(5.386)	N.A.

			Margin value	8.363	-	12.968	-

			Current (Note 5.b.)	9.531	(7.016)	14.377	(7.218)
			Non Current (Note 5.b.)	508	-	508	(85)
			Result from Derivatives (a)	16.186	(10.114)	29.706	(24.330)

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

7.   Derivative financial instruments (Continued)

											June 30, 2012
				Company			Consolidated			Total (R$)
Risk	Maturity	Outstanding derivative instrument	Counter Party	Counterparty	Receivable	Payable		Receivable	Payable		Net balance	Volume / Position (000)
Currency US$	julho-12	NDF	Local Banks	-	-		-	(6.928)		(6.928)	(11.030)	US$
Currency US$	agosto-12	NDF	Local Banks	173	-		173	(31)		142	2.592	US$
Currency US$	dezembro-12	NDF	Local Banks	-	-		68	-		68	983	US$
Currency US$	abril-13	NDF	Local Banks	-	-		-	(236)		(236)	(2.183)	US$
Currency US$	julho-13	NDF	Local Banks	-	-		-	(343)		(343)	(9.945)	US$
Currency US$	julho-12	BMF	Local Banks	-	-		-	(769)		(769)	(12.250)	US$
Option	julho-13	OPTION	Local Banks	-	(196)		-	(196)		(196)	-	US$
Currency US$	julho-13	USD Option	Trading Companies Internacionais	-	(37)		-	(37)		(37)	-	US$

			Current	173	-		241	(8.307)		(8.066)	-
			Non-current	-	(233)		-	(233)		(233)	-
			Total Risk with Currency US$	173	(233)		241	(8.540)		(8.299)	(31.833)	US$

	Commodities
Soybean	julho-13	Derivatives Soybean(a)	Trading Companies Internacionais	-	(7.660)		-	(7.660)		(7.660)	(1.247)	Bags
Corn	agosto-12	NDF CORN	Local Banks	68	-		68	-		68	-	Bags
Corn	julho-13	Derivatives - Corn (a)	Trading Companies Internacionais	-	(2.316)		-	(2.316)		(2.316)	(406)	Bags
			Current	68	-		68	-		68	(1.653)	Bags
			Non-current	-	(9.976)		-	(9.976)		(9.976)		Bags
			Total Risk with commodities	68	(9.976)		68	(9.976)		(9.908)	(1.653)	Bags

			Total Risks	241	(10.209)		309	(18.516)		(18.207)

			Margin value	4.018	-		4.018	-		-

			Current	4.259	-		4.327	(8.307)		-
			Non-current	-	(10.209)		-	(10.209)		-
		Result from Derivatives		10.335	(30.606)		11.993	(31.301)		-

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

7.   Derivative financial instruments (Continued)

The Company uses derivative financial instruments as currency and forward contracts and forward commodities contracts to hedge against risk of foreign Exchange rates variation and commodities prices, respectively. The Company does not hold any cash flow derivative financial instruments contracts as at March 31, 2013.

The margin deposits in transactions with derivatives refer to the so called margins by counter parties in transactions with derivative instruments.

Future sale at a contractually established price in which the volume sold (notional) depends on the commodity quotation daily noticed over the term of the contract. The accumulator is settled at a sole payment at the contract maturity. The total notional contracted is divided by the number of days of the transaction establishing a daily notional. It is daily determined whether the Market quotation of the commodity at such day is: (i) below a suspension price and in such case the volume sold is zero, (ii) between the suspension price and the selling price contractually established and in this case the volume sold is the daily notional volume, or (iii) above the selling price contractually established and in this case the volume sold is twice the daily notional volume. Due to the variation in the volume sold at March 31,2013 and June 30, 2012 the 2012/2013 harvest volume for which commodities derivatives were contracted may vary as indicated below:

06/30/2012		% of volume of production expected with contracted economic hedge
		% minimum	% maximum
	Soybean	33.80%	62.50%
	Corn	7.00%	45.00%

03/31/2013		% of volume of production expected with contracted economic hedge
		% minimum	% maximum
	Soybean	76.3%	85.7%
	Corn	31.9%	44.7%

Trading derivative financial instruments are classified as current assets or liabilities. Fair values of hedge derivative financial instruments used are classified as non-current assets or liabilities if the remaining maturity of the hedged item is more than 12 months, and as current assets or liabilities if the maturity of the hedged item is less than 12 months.

In the quarter ended March 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements, note 7.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

8.   Trade accounts receivable

	Company		Consolidated
	March 31, 2013	June 30, 2012	March 31, 2013	June 30, 2012
Sale of sugarcane (a)	1,648	3,207	1,648	3,207
Sale of grains	22,074	41,501	23,274	48,270
Lease	15	-	913	685
Dividends Receivable	-		-
Sale of farms (b)		-	17,544	9,445
	23,737	44,708	43,379	61,607

Allowance for doubtful accounts	(1,197)	(952)	(1,327)	(952)

Total current	22,540	43,756	42,052	60,655

Sale of grains		-	-	-
Sale of farms (b)	-	-	8,314	12,759

Total noncurrent	-	-	8,314	12,759

(c) Changes in the allowance for doubtful accounts:

	Company	Consolidated
At June 30, 2012	952	952
Constitution of provision	381	511
Disposal or reversal	(136)	(136)
At March 31, 2013	1,197	1,327

The estimated losses in allowance for doubtful accounts were recorded as selling expenses in the income statement. When the efforts to recover the trade accounts receivable are exhausted, the related amounts are written-off from the allowance for estimated losses in doubtful accounts.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

8.   Trade accounts receivable (Continued)

	Company		Consolidated
	March 31, 2013	June 30, 2012	March 31, 2013	June 30, 2012
Falling due:
Up to 30 days	1,270	14,302	1,415	15,389
31 to 90 days	256	28,145	3,326	32,885
91 to 180 days	18,380	457	18,878	1,217
181 to 360 days	2,272	147	17,810	10,181
Over 360 days	-	-	8,314	12,759

Past due:
Up to 30 days	-	301	5	468
31 to 90 days	294	74	354	74
91 to 180 days	52	236	378	345
181 to 360 days	1,213	146	1,213	146
Over 360 days	-	900	-	900

	23,737	44,708	51,693	74,366

The trade accounts receivable should be read together with note 8 to the annual financial statements for June 30, 2012.

a)      Sale of sugarcane

The receivables refer to the sale of sugarcane to ETH Bioenergia ("ETH").

b)      Receivables for sale of farm

(i)     Engenho Farm

      The receivable amount comprises the sale of the Engenho Farm, according to a sale and purchase commitment on a rural property agreement entered into on June 13, 2008. The amount in reais is equivalent to 387,500 bags of soybean, corresponding to R$25,003, to be paid in installments on the dates established in the contract, up to April 2013.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

8.   Trade accounts receivable (Continued)

b)    Receivables for sale of farm (Continued)

(i)     Engenho Farm (Continued)

The amount of trade receivables of R$ 4,405 was determined based on the quotation of soybean for future delivery, at the maturity date of each installment at April 30, 2013 (or based on estimates and quotations of brokers when there is no quotation of soybean for future delivery at a specific maturity date) and on the exchange rate of US$ to R$ for future delivery also at the same maturity date (considering that future soybean quotations are denominated in US$) and the resulting amount is discounted at present value using an interest rate of 7.56% p.a. The amount recorded in income as result of the change in the value of the receivable for the quarter ended March 31, 2013 amounts to R$480 (March 31, 2012 – R$856).

(ii)    São Pedro Farm

On September 28, 2011, the Company sold Sao Pedro Farm, a rural property acquired in September 2006 with total amount invested  in acquisition and development of R$ 10,304, with total declared area of 2,447 hectares, of which 1,724 hectares are ready for agricultural purposes, located in the Municipality of Chapadao do Ceu - GO. The sale price is equivalent to 580,000 bags of soybeans equivalent in reais to R$ 23,291. This sale was part of the Company's business strategy, which aims at realizing capital gains from the sale of properties. We recognized a gain for R$ 12,987 under "Gain on the sale of farms" in the statement of income corresponding to the difference between the sales price of R$ 23,391 and the carrying amount of the Sao Pedro farm of R$ 10,304.  The amount of R$2,250 was received as an advance (equivalent to 50,000 bags of soybean) on sale and an additional payment of R$7,519 (equivalent to 160,000 bags of soybean), on March 30, 2012. The remaining amount of R$18,453 to be collected in installments measured based on the quotation of soybean for future delivery, at the maturity date of each installment (or based on estimates and quotations of brokers where there is no quotation of soybean for future delivery at a specific maturity date), and based on the exchange rate of US dollars to reais for future delivery also at the maturity date. The resulting amount was discounted at present value using the average rate of 6.48% p.a. The amount recorded relating to adjustment to present value for the period ended March 31, 2013 is R$ 1,804 (March 31, 2012 – R$ 1,692).The remaining balance shall be paid in four installments, at March 30 of each subsequent year, in the amount equivalent to 92,500 bags of soybean each.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

8.   Trade accounts receivable (Continued)

b)    Receivables for sale of farm (Continued)

(iii)  Horizontina Farm

On October 11, 2012, the Company announced an agreement to sell Horizontina Farm, located in the municipality of Tasso Fragoso, State of Maranhão, for a total price of R$75,000. The payments were as follows: R$1,000 in October 2012 as advance, R$26,000 also in October 2012 and R$45,000 upon the execution of the property deed, which occurred on January 22, 2013. The remaining balance of accounts receivable of R$3,000 shall be received until August 31, 2013. The Company recorded gain with the sale of Horizontina Farm in the amount of R$26,864.

Horizontina farm has an area of 14,359 hectares and was acquired on March 10, 2010 by the subsidiary Imobiliária Ceibo for R$37,749. Before the acquisition, 2,100 hectares of the farm were used for the grains cultivation. Until October 11, 2012, investments in the amount of R$10,387 (net of accumulated depreciation) were made in infrastructure improvements.

9.   Recoverable taxes

	Company		Consolidated
	March 31, 2013	June 30, 2012	March 31, 2013	June 30, 2012
Withholding income tax on short-term investments to be offset	4,260	5,193	4,540	5,494
Other taxes and contributions to be offset	1,160	1,336	4,380	3,837
Total current	5,420	6,529	8,920	9,331

ICMS recoverable	6,626	5,199	6,626	5,199
ICMS recoverable on property, plant and equipment	480	514	480	514
Non-cumulative Pis and Cofins to be offset	9,393	5,355	9,393	5,355
Witholding income tax on short-term investments	9,771	11,330	10,044	11,735
Total noncurrent	26,270	22,398	26,543	22,803

In the period ended March 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, Note 9.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

10. Inventories

	Company		Consolidated
	March 31, 2013	June 30, 2012	March 31, 2013	June 30, 2012
Agricultural products	13,039	27,179	13,456	28,462
Sugarcane - LT	-	2,238	-	2,238
Soybean- ST	12,032	13,778	12,061	14,558
Corn - ST	-	10,027	-	10,530
Rice - ST	-	309	-	309
Cotton - ST	914	737	1,302	737
Other harvests	93	90	93	90

Inputs (i)	8,188	10,038	10,772	12,535

Advance to suppliers	3,222	25,364	4,170	31,561
	24,449	62,581	28,398	72,558

At June 30, 2012 the Company recorded a provision for realization of the recoverable amount of agricultural products of R$77, which was reverted in the nine month period ended March 31, 2013 due to the sale or valuation of the products. At March 31,2013 the balance is R$2,079.

(i)      The variation in inputs account is due to the stock of inventories and other agriculture raw materials for the beginning of soybean and corn plantation (2012-2013 crop).

The period of plantation and harvest of biological assets is as follows:

Perido from plantation to harvest
Unit	Location	Sugarcane	Soybean	Crop	Second crop corn	Rice	Cotton
Fazenda Cremaq	Piauí	N/A	25/10 to 30/05	25/11 to 30/06	01/02 a 30/08	15/12 a 15/05	30/11 to 30/08
Fazenda Jatobá	Bahia	N/A	25/10 a 30/05	25/10 to 30/06	N/A	Not Planted	25/11 to 30/08
Fazenda Alto Taquari	Mato Grosso	01/02 to 30/11	01/10 to 28/02	01/10 to 30/10	N/A	Not Planted	N/A
Fazenda Araucária	Goiás	01/02 to 30/11	01/10 to 28/02	01/10 to 30/10	N/A	Not Planted	N/A
Fazenda Chaparral	Bahia	N/A	01/11 to 30/05	25/10 to 05 /12	N/A	Not Planted	25/11 to 30/08
Fazenda Nova Buriti	Minas Gerais	N/A	Not planted / Harvested	N/A	N/A	Not Planted	N/A
Fazenda Preferência	Bahia	N/A	Not planted / Harvested	N/A	N/A	Not Planted	N/A
Fazenda Horizontina	Maranhão	N/A	05/11 to 30/05	25/11 to 30/06	05/02 to 30/08	15/12 to 15/05	N/A
Parceria I	Bahia	N/A	25/10 to 30/05	25/10 to 30/06	N/A	Not Planted	25/11 to 30/08

The inventories note should be read together with Note 10 to the annual financial statements for June 30, 2012.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

11. Biological assets

	Company			Consolidated
	Current	Noncurrent	Current	Noncurrent
	Grains	Sugarcane	Grains	Sugarcane
At June 30, 2012	3,208	31,931	4,111	31,931

Expenditures with plantation	81,262	42,110	105,551	42,110
Fair value variation	(5,452)	15,207	(6,610)	18,257
Harvest of agricultural product	(31,575)	(53,785)	(37,006)	(56,835)

At March 31, 2013	47,443	35,463	66,046	35,463

In the period ended March 31, 2013, except for the change in biological assets due to the plantation and harvest period, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 11.

12. Restricted marketable securities

		Company		Consolidated
	Restatement index	March 31, 2013	June 30, 2012	March 31, 2013	June 30, 2012

Non current
Banco do Nordeste (BNB) (a)	CDI	1,827	1,736	3,222	3,061
Banco Itaú BBA (b)	CDI	-	20,136	-	20,136
Banco Itaú BBA (c)		-	-	9,766	-

		1,827	21,872	12,988	23,197

(a)     Banco do Nordeste (BNB) securities were pledged as a guarantee to financing from Banco BNB, and should be maintained up to expiring date of the borrowing contract in October 2021;

(b)     Securities were pledged as a guarantee to financing from Banco Itaú BBA, and should be held up to May 2013, according to loan agreement, reclassified to current assets during the quarter ended December 31, 2012.

(c)     The amount invested is remunerated at 100% of CDI (Interbank Deposit Certificate rate, daily disclosed by CETIP, entity which provides custody and depository services), falling due on February 20, 2015.

In the quarter ended March 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note12.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

13. Investment properties – noncurrent

						Company
	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties
At June 30, 2012
Opening balance	21.007	14.611	55.322	90.940	3.417	94.357
Acquisitions	-	671	7.486	8.157	2.095	10.252
Disposals	-	(669)	(9.635)	(10.304)	(83)	(10.387)
Transfers	-	4.367	-	4.367	(4.367)	-
(-) Depreciation / Amortization	-	(830)	(6.299)	(7.129)	-	(7.129)
At March 31, 2013	21.007	18.150	46.874	86.031	1.062	87.093

						Consolidated
	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties
At June 30, 2012
Opening balance	295.451	16.515	76.119	388.085	3.822	391.907
Acquisitions	118	737	13.659	14.514	2.770	17.284
Disposals	(37.749)	(669)	(9.635)	(48.053)	(83)	(48.136)
Transfers	-	5.249	-	5.249	(5.249)	-
(-) Depreciation / Amortization	-	(925)	(8.643)	(9.568)	-	(9.568)
At March 31, 2103	257.820	20.907	71.500	350.227	1.260	351.487

The investment properties are recorded at their historical cost at March 31, 2013.

The disposals occurred in the nine-month period ended March 31, 2013 are due to the sale of Horizontina farm (Note 8), in the amount of R$10,387 relating to buildings and opening of areas and R$37,749 relating to disposal of land.

Statement of investment properties at fair value

The fair value of Company’s land is annually reviewed by an independent specialized company. The comments related to valuation at fair value of farms may be read in Note 13 to the annual financial statements ended June 30, 2012. Management has internally revised the valuation at fair value at March 31, 2013 and deemed that no significant change occurred in the valuation at fair value in the nine-month period ended March 31, 2013.

In the period ended March 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 13.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

14. Investments – Parent Company

	Thousands of shares or units of interest held by the Company		Interest in total capital - %		Adjusted equity		Adjusted profit (loss) for the period
	03/31/2013	06/30/2012	03/31/2013	06/30/2012	03/31/2013	06/30/2012	03/31/2013	06/30/2012
Subsidiaries
Araucária	85,136	85,136	99.99	99.99	90,248	88,168	2,080	17,935
Cremaq	40,361	40,361	99.99	99.99	49,321	47,625	1,696	2,825
Engenho de Maracaju	4,394	10,194	99.99	99.99	4,859	10,194	465	2,700
Imobiliária Jaborandi	33,909	33,909	99.99	99.99	35,108	34,586	522	1,164
Jaborandi Ltda	48,332	34,331	99.99	99.99	35,682	26,834	(5,154)	(6,367)
Cajueiro	58,984	61,988	99.99	99.99	60,717	60,784	1,733	1,103
Mogno	11,595	22,717	99.99	99.99	11,592	15,295	(1)	(716)
Ceibo	37,732	18,707	99.99	99.99	37,727	39,951	17,301	2,348
Flamboyant	788	458	99.99	99.99	661	360	(29)	(40)
Investment at cost
Green Ethanol LLC	4,376	4,376	40.65	40.65	-	-	-	-

Except for the change in the name of subsidiary Jaborandi S.A. to Imobiliária Jaborandi Ltda., on August 1, 2012, there were no significant changes in the Company’s investments in relation to the information disclosed in the annual financial statements at June 30, 2012, note 14.

a)      Change in investments

Period ended March 31, 2013

	Cremaq	Engenho	Imobiliária Jaborandi	Jaborandi Ltda	Araucária	Mogno	Cajueiro	Ceibo	Flamboyant	Green Ethanol (i)	Total
Changes in the balance at June 30, 2012	47,625	10,194	34,586	28,835	88,168	15,295	60,784	39,951	690	410	326,538

Capital increase (decrease)	-	(5,800)	-	14,001	-	(3,702)	(1,800)	-	-	-	2,699
Advance for future capital increase	-	-	-	1,800	-	-	-	-	-	-	1,800
Distribution of dividends	-	-	-	-	-	-	-	(19,525)	-	-	(19,525)
Equity pick up	1,696	465	522	(5,154)	2,080	(1)	1,733	17,301	(29)	-	18,613

Balance at March 31, 2013	49,321	4,859	35,108	39,482	90,248	11,592	60,717	37,727	661	410	330,125

Investments	49,321	4,859	35,108	35,682	90,248	11,592	60,717	37,727	661	410	326,325
Advance for future capital increase	-	-	-	3,800	-	-	-	-	-	-	3,800

Balance at March 31, 2013	49,321	4,859	35,108	39,482	90,248	11,592	60,717	37,727	661	410	330,125

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

14. Investments – Parent Company (Continued)

a)      Change in investments (Continued)

Period ended March 31, 2013 (Continued)

(i)     Green Ethanol

In March 2007 the Company acquired a 40.65% interest in Green Ethanol LLC (formerly named Tarpon Ethanol LLC). At this time Green Ethanol owned 2.47% of the share capital of Brenco - Brazilian Renewable Energy Company ("Brenco"), a Brazilian privately held company in the sugar and ethanol segment, which started its activities in 2007. In September 2008, Green Ethanol reduced its interest in Brenco to 1.55% of Brenco’s capital and in December 2008 increased this to 3.8%.

On February 18, 2010, ETH Bioenergia acquired Brenco decreasing Green Ethanol interest to 0.046%.

Although the Company holds 40.65% of interest in Green Ethanol LLC, the Limited Responsibility Contract of Green Ethanol LLC (which was originally issued in March 2007 and amended in 2009) does not provide the Company any influence power in accordance with IAS 28/CPC 18. According to the Contract, the other investor was appointed as Administrator Member and only this Administrator Member is entitled to vote to approve issues or make decisions.  Green Ethanol LLC businesses are solely managed by the Administrator Member. The contract appoints another investor as Administrator Member and can only be amended by means of a document signed by the Administrator Member. The interest held by the Company in Green Ethanol LLC is being recorded at cost since ETH Bionergia and Brenco are privately held companies and accordingly no public information is available. The Company and Green Ethanol LLC had no access to financial and operating information of ETH Biornergia and Brenco (historical or forecast), which might be used to calculate the fair value of these shares, formally denied.

As a consequence of the losses incurred and the significant level of Brenco’s indebtedness, the Company carried out an impairment analysis of the investment on July 1, 2009 and concluded that there was impairment on that date. In order to measure the loss for impairment the Company estimated the fair value of the investment as of February 2010 considering the purchase of Brenco by ETH Bioenergia at the amount of R$6,979 and recognized such loss on July 1, 2009 in the amount of R$6,569.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

15. Intangible assets

Company and Consolidated
Softwares
At June 30 , 2012	2,607
Acquisition	206
Disposals	(1)
Transfers	134
Amortization for the year	(631)
At March 31, 2013	2,315

In the period ended March 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 15.

16. Property, plant and equipment

							Company
	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixtures	Total in operation	Construction in progress	Total PPE

At June 30, 2012
Total cost	714	3,314	17,251	816	22,095	134	22,229
Accumulated depreciation	(550)	(1,002)	(5,843)	(190)	(7,585)	-	(7,585)
Net book balance	164	2,312	11,408	626	14,510	134	14,644

At March 31, 2013
Opening balance	164	2,312	11,408	626	14,510	134	14,644
Acquisitions	-	351	1,679	122	2,152	372	2,524
Transfers	-	-	-	-	-	(134)	(134)
Disposals	-	(28)	(1,300)	(3)	(1,331)	-	(1,331)
Depreciation	(95)	(308)	(2,329)	(67)	(2,799)	-	(2,799)
Net book balance	69	2,327	9,458	678	12,532	372	12,904

At March 31, 2013
Total cost	714	3,637	17,630	935	22,916	372	23,288
Accumulated depreciation	(645)	(1,310)	(8,172)	(257)	(10,384)	-	(10,384)
Net book balance	69	2,327	9,458	678	12,532	372	12,904

Annual depreciation rates (weighted average) - %	4	15,78	17,03	10		-

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

16. Property, plant and equipment (Continued)

							Consolidated
	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixtures	Total in operation	Construction in progress	Total PPE

At June 30, 2012
Total cost	714	3,741	18,633	881	23,969	134	24,103
Accumulated depreciation	(550)	(1,129)	(6,448)	(212)	(8,339)	-	(8,339)
Net book balance	164	2,612	12,185	669	15,630	134	15,764

At March 31, 2013
Opening balance	164	2,612	12,185	669	15,630	134	15,764
Acquisitions	-	408	1,716	158	2,282	374	2,656
Transfers	-	-	-	-	-	(134)	(134)
Disposals	-	(35)	(1,590)	(3)	(1,628)	-	(1,628)
Depreciation	(95)	(344)	(2,425)	(73)	(2,937)	-	(2,937)
Net book balance	69	2,641	9,886	751	13,347	374	13,721

At March 31, 2013
Total cost	714	4,114	18,759	1,036	24,623	374	24,997
Accumulated depreciation	(645)	(1,473)	(8,873)	(285)	(11,276)	-	(11,276)
Net book balance	69	2,641	9,886	751	13,347	374	13,721

Annual depreciation rates (weighted average) - %	4	15,78	17,03	10		-

In the period ended March 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note16.

17. Payable for farm acquisitions

	Company		Consolidated
	March 31, 2013	June 30, 2012	March 31, 2013	June 30, 2012
Fazenda Jatobá	-	-	1,966	1,974
Fazenda Alto Taquari	-	-	23,435	22,296
Fazenda Nova Buriti	17,487	16,588	17,487	16,588
	17,487	16,588	42,888	40,858

In the period ended March 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 17.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

18. Trade accounts payables

The outstanding balances correspond to payables for the purchase of inputs and services used for the planting and development of crops, and leasing transactions of farms between the parent and its subsidiaries, as mentioned in note 32, which are eliminated in the consolidation of the annual financial statements.

In the period ended March 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 18.

19. Loans and financing

			Company		Consolidated
	Maturity	Annual interest rates and charges - %	March 31, 2013	June 30, 2012	March 31, 2013	June 30, 2012
Current
Financing for Agricultural Costs - BNB and Itaú	mai-16	9,54 and TJLP + 1,95 to 3,10	23,527	29,432	34,825	29,432
Financing Cremaq Project and Jaborandi - BNB	out-21	7.23	2,878	6,982	6,038	10,941
Financing of Machinery and Equipment - FINAME	fev-16	5,5 to 10 and TJLP + 1,95 to 3,10	2,074	2,657	2,118	2,694
			28,479	39,071	42,981	43,067

Noncurrent
Crop financing - Itaú	jul-15	TJLP + 1,95 to 3,10	4,287	7,869	4,287	7,869
Financing of Machinery and Equipment - FINAME	fev-16	5,50 to 10	3,076	5,355	3,076	5,358
Financing Cremaq Project and Jaborandi - BNB	out-21	7.23	25,370	22,038	41,749	38,067
			32,733	35,262	49,112	51,294

			61,212	74,333	92,093	94,361

References:

TJLP – Long Term Interest Rate

FINAME – Financing of Machinery and Equipment (BNDES)

BNB – Banco do Nordeste (Net Rate)

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

19. Loans and financing (Continued)

At March 31, 2013 amounts due by maturity are as follows:

	Company	Consolidated

1 year	28,479	42,981
2 years	11,671	14,808
3 years	6,708	9,679
4 years	3,717	6,614
5 years	1,036	3,770
Over 5 years	9,601	14,241
	61,212	92,093

At March 31, 2013, the balance of accrued interest related to the loans and financing contracts amounted to R$5,091 and R$ 17, classified under current and non-current liabilities, respectively.

The financing for Agricultural Cost BNB has as guarantee the amount of R$ 27,408, of which: 517,999 bags of soybean and 412,100 bushel of cotton to be produced in the 2012/2013 crop and the financing for Cremaq project has as guarantee areas of the farm. For FINAME contracts the machinery and equipment object of financing were provided as collateral. All of them will be pledged until the final repayment of the loan.

As regards to the financing obtained for acquisition of Jaborandi Farm, a guarantee letter in the amount of R$ 18,618 was provided.

The BNB financing require the maintenance of deposits in liquidity fund remunerated at CDI. The balances at March 31, 2013 and 2012 are disclosed in Note 6.2 and in Note 12.

All the financing above are in Reais and have specific terms and conditions defined in the respective contracts with the governmental development agencies that directly or indirectly fund those loans. At March 31, 2013 and June 30, 2012 the Company’s financing had no covenants.

On October 10, 2012, the Company contracted from Banco do Nordeste a credit line to finance the cost of crop in the amount of R$ 13,856, with the first amount released on January 28, 2013 of R$ 7,535 at an interest rate of 7.23% and the other shall be released in accordance with the presentation of expenditures made in plantation.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

19. Loans and financing (Continued)

On October 16, 2012, Jaborandi Ltda contracted from Banco do Nordeste a credit line to finance the cost of crop in the amount of R$ 17,715, with the first amount released on February 19, 2013 of R$ 11,211 at an interest rate of 7.23% and the other shall be released in accordance with the presentation of expenditures made in plantation.

Payment of loans and financing

On August 31, 2012, the Company settled the financing contract obtained from the Federal Government to finance the crops cost in the amount of R$1,339. Until March 31, 2013 the Company paid R$ 4,508 related to machinery financing, R$29,399 related to crops cost and R$1,471 related to the financing of Jaborandi project and R$ 3,343 related to Cremaq project.

In the period ended March 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 19.

20. Taxes payable

	Company		Consolidated
	December 31, 2012	June 30, 2012	December 31, 2012	June 30, 2012
ISS payable	113	99	218	118
Withheld social contributions	63	578	97	610
IOF payable	-	761	-	761
ICMS payable	-	22	-	22
Funrural payable	509	241	501	281
Pis and Cofins payable	-	-	15	45
IRPJ and CSLL payable presumed profit	-	-	2,394	1,265
Total current	685	1,701	3,225	3,102

IRPJ and CSLL payable presumed profit	-	-	2,951	2,695
Total noncurrent	-	-	2,951	2,695

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

21. Deferred taxes

	Company		Consolidated
	March 31, 2013	June 30, 2012	March 31, 2013	June 30, 2012
Assets :
Non Current
Tax losses	18,419	13,861	25,720	17,723
Biological assets	-	1,850	566	2,651
Hedge, contingency and provision for bad debts	7,835	9,519	9,334	13,275
Difference in cost of farms	170	170	170	171
	26,424	25,400	35,790	33,820
Liabilities
Non Current
Biological assets	1,158	-	-	-
Accelerated depreciation of assets for rural activity	15,520	17,708	16,776	18,860
	16,678	17,708	16,776	18,860

Balance	9,746	7,692	19,014	14,960

(-) Provision for realization of deferred tax on assets (a)	-	-	(1,266)	-

Net balance	9,746	7,692	17,748	14,960

(a) Based on the projections of future taxable income of Jaborandi Ltda., the Company’s Management assessed the valuation allowance on the realization of deferred taxes on tax losses carry-forward, thus registered a provision for valuation allowance.

The net changes in deferred income tax and social contribution are as follows:

	Company	Consolidated

At June 30, 2012	7.692	14.960
Tax loss	4.558	7.997
Adjustments in biological assets and agricultural products	(3.008)	(2.085)
Hedge, contingency and ADA	(1.684)	(3.942)
Provision for realization of deferred tax on assets (a)	-	(1.266)
Accelerated depreciation	2.188	2.084

At March 31, 2013	9.746	17.748

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

21. Deferred taxes (Continued)

The estimated periods of realization of deferred tax assets are as follow:

	March 31, 2013
	Company	Consolidated
2013	12,614	14,679
2014	4,275	4,359
2015	5,569	5,879
2016	3,966	4,461
2017	-	665
2018 to 2021	-	5,747
	26,424	35,790

In the period ended March 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 20.

22. Share capital

a)    Share capital (quantity of shares)

	Quantity of shares
Shareholder	March 31, 2013	June 30, 2012

Cresud S.A.C.I.F.Y.A.	23,160,450	21,153,015
Elie Horn	3,274,600	3,274,600
	26,435,050	24,427,615

Board of Directors	7,786,000	7,810,000
Executive Board	500	500
Officers	7,786,500	7,810,500

Other	24,200,850	26,184,285

Total shares of paid up capital	58,422,400	58,422,400

Total outstanding shares	24,200,850	26,184,285

Outstanding shares as percentage of total shares(%)	41	45

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

22. Share capital (Continued)

a)    Share capital (quantity of shares) (Continued)

At March 31, 2013, the Company’s authorized and paid up capital amounted to R$588,224.

In the period ended March 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 21.

b)      Warrants

The Company issued warrants to its founder shareholders in March 2006, before its initial public offering. In the prospect of the initial public offering, the Company disclosed that warrants were issued to its founder shareholders as a recognition for the work of the Company’s foundation, for the entrepreneurial spirit, for having prepared the Company for its initial public offering and for preparing the business plan, assuring their commitment to the Company’s development. The attribution of warrants to the company’s founder shareholders was carried out on a free basis.

The warrants were recorded in the scope of IFRS 2, as instrument of shareholding participation issued in exchange for services rendered by other than its employees.

First tranche

Since the warrants of first tranche are recorded by IFRS 2 and may be fully exercised since March 15, 2009, which precedes the transition date to IFRS, i.e. July 1, 2009 and the Company has not disclosed the fair value of the warrants on their assessment date, the warrants are not recorded in the financial statements.

Second tranche

Management believes that the warrants of second tranche (which may only be exercised if the control is transferred or if a significant interest is acquired) have no significant fair value in any of the periods presented, because the exercise price shall be equivalent to the price per share practiced in the public offering for acquisition of shares formulated on account of obtaining the control or acquiring significant interest of the Company.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

22. Share capital (Continued)

b)    Warrants  (Continued)

Second tranche (Continued)

The outstanding warrants of second tranche at March 31, 2013 and June 30, 2012 are 25,600 and there were no changes in the number of outstanding warrants in the years/periods ended. The warrants of second tranche grant to their holders the right to shares subscription issued by the Company, in the amount equivalent to 20% of its capital, after the increase arising from the full exercise of the warrant of second issuance.

Warrants – second tranche

	Second tranche
Brasilagro	March 31, 2013	June 30, 2012

Quoted market price of share - R$	10.00	7.45
Maturity (years)	4/28/2006	4/28/2006
Maturity (day/month/year)	4/27/2021	4/27/2021
Exercise price at year end - R$/share	14.25	13.51
Number of outstanding shares	58,422	58,422

Percentage of capital shares passible of conversion (percentage of new capital) - %	20	20
To be converted in the period (shares)	14,606	14,606
Quantity of outstanding warrants and shares	25,600	25,600

c)    Stock option plan - stock option

The information on the stock option plan and issuance of new grants are described in Note 26. In the period ended March 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, Note 21.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

23. Segment information

												Consolidated
						3/31/2013						3/31/2012

	Total	Real estate	Agricultural activity			Not Allocated	Total	Real estate	Agricultural activity			Not Allocated
			Grains	Sugarcane	Other				Grains	Sugarcane	Other

Net revenue	87,939	-	41,455	45,590	894		79,673	-	45,160	35,030	(517)
Gain on sale of farm	26,864	26,864	-	-	-		12,987	12,987	-	-
Gain (loss) of fair value of biological assets and agricultural products	11,647	-	(6,609)	18,256	-		2,401	-	5,968	(3,567)	-
Reversal of provision of agricultural products after harvest	2,079	-	2,079	-	-		77	-	77	-	-
Cost of sales	(94,458)	(1,125)	(44,680)	(47,562)	(1,091)		(71,594)	-	(37,447)	(33,387)	(760)

Gross profit (loss)	34,071	25,739	(7,755)	16,284	(197)	-	23,544	12,987	13,758	(1,924)	(1,277)	-

Operating revenue (expenses)
Selling expenses	(5,562)	(2,625)	(2,937)				(931)	(391)	(540)
General and administrative	(19,983)					(19,983)	(18,355)					(18,355)
Other operating revenue	(1,288)					(1,288)	16					16

Operating results	7,238	23,114	(10,692)	16,284	(197)	(21,271)	4,274	12,596	13,218	(1,924)	(1,277)	(18,339)

Net financial income
Financial income	39,654					39,654	28,362					28,362
Financial expenses	(36,376)					(36,376)	(20,469)					(20,469)

Profit/loss before taxation	10,516	23,114	(10,692)	16,284	(197)	(17,993)	12,167	12,596	13,218	(1,924)	(1,277)	(10,446)

Income tax and social contribution	(1,024)	(2,310)	3,635	(5,537)	67	3,120	330	(804)	(4,494)	654	434	4,540
Current
Deferred

	9,492	20,804	(7,057)	10,747	(130)	(14,873)	12,497	11,792	8,724	(1,270)	(843)	(5,906)

Net income (loss) for the period	9,492	20,804	(7,057)	10,747	(130)	(14,873)	12,497	11,792	8,724	(1,270)	(843)	(5,906)

					Mrach 31, 2013						March 31, 2012
Total assets	730,720	364,436	103,124	37,715	-	225,445	735,762	402,037	78,604	37,376	-	217,745
Total liabilities	161,402	42,888	-	-	-	118,514	176,794	40,858	-	-	-	135,936

The balance sheet accounts are represented by the accounts “Trade accounts receivable”, “Biological assets”, “Inventories of agricultural products” and “Investment properties”.

In the period ended March 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 22.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

24. Revenues

	Company		Consolidated
	03/31/2013	03/31/2012	03/31/2013	03/31/2012

Sale of grains	43,880	46,292	47,653	48,805
Sale of sugarcane	46,671	36,166	46,671	36,166
Leasing	247	67	523	224
Other revenue	1,011	102	1,098	102
Gross operating revenue	91,809	82,627	95,945	85,297

Sales deductions
Taxes on sales	(4,953)	(4,922)	(8,006)	(5,624)
	(4,953)	(4,922)	(8,006)	(5,624)

Net sales revenue	86,856	77,705	87,939	79,673

25. Expenses by nature

				Company				Consolidated
	Cost of products sold	Selling expenses	General and administrative	Total	Cost of products sold	Selling expenses	General and administrative	Total

Depreciation and amortization	14.143	-	832	14.975	14.538	-	832	15.370
Personnel expenses	2.190	-	10.099	12.289	2.261	-	10.173	12.434
Expenses with services provider	14.933	-	2.849	17.782	15.438	-	3.052	18.490
Leasing	5.959	-	431	6.390	-	-	434	434
Cost of agricultural products	39.636	-	-	39.636	38.442	-	-	38.442
Freight and storage	-	341	-	341	-	540	-	540
Sale of farm - commission	-	-	-	-	-	391	-	391
Maintenance, travel expenses and other	1.400	-	2.640	4.040	915	-	3.864	4.779

March 31, 2012	78.261	341	16.851	95.453	71.594	931	18.355	90.880

Depreciation and amortization	15.884	-	958	16.842	16.379	-	958	17.337
Personnel expenses	3.022	-	10.817	13.839	3.128	-	10.968	14.096
Expenses with services provider	22.267	-	4.079	26.346	23.082	-	4.171	27.253
Leasing	6.168	-	499	6.667	-	-	499	499
Cost of agricultural products	40.477	-	-	40.477	48.355	-	-	48.355
Freight and storage	-	2.113	-	2.113	-	2.562	-	2.562
Allowance for doubtful accounts	-	245	-	245	-	375	-	375
Sale of farm - commission	-	-	-	-	-	2.625	-	2.625
Maintenance, travel expenses and other	3.078	-	2.813	5.891	3.514	-	3.387	6.901

March 31, 2013	90.896	2.358	19.166	112.420	94.458	5.562	19.983	120.003

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

26. Management compensation

The expenses with Management compensation were recorded under “General and administrative expenses” and are as follows:

	Consolidated
	March 31, 2013	March 31, 2012
Board of directors and executive board compensation	2,560	3,286
Grant of shares	858	855
Bonus	1,336	1,258
	4,754	5,399

The global compensation of the officers and the Company’s Board of Directors, for the year ending June 30, 2013 in the amount of R$8,250, was approved at the Annual General Meeting held on October 31, 2012.

Stock option plan - stock options

On August 11, 2010, July 03, 2012 and September 04, 2012 the Board of Directors approved the creation of the Stock Option Program in 1, 2 and 3 (the "Program"), respectively; authorizing the Company’s Board to grant stock options to the elected beneficiaries at that time. In the Program, the beneficiaries, the number of shares that each one may acquire upon exercise of the options, the exercise price per share to be paid in cash by the beneficiaries and the conditions of options, were established. Each option grants the right to the beneficiary when exercised, to purchase 1 share of the Company for the exercise price established in the Program. The Programs comprise 5 beneficiaries and the grant of 370,007, 315,479 and 314,479 options at an exercise price of R$8.97, R$8.25 and R$8.52 per share, respectively, and may be exercised in full as from August 12, 2012, July 3, 2014 and July 3, 2014 (vesting date), respectively; through a period of 3 years as from the vesting date. At March 31, 2013 there was no option exercisable or cancelled.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

26. Management compensation (Continued)

The table below presents the information on the program:

	first grant	second grant	third grant
Date of issuance	8/11/2010	7/3/2012	9/4/2012
Exercise price (R$/share)	8.97	8.25	8.52
Quoted market price on grant date (R$/share)	9.60	7.69	8.50
Quoted market price at end of period	9.61	9.61	9.61
Free risk interest rate %	11.36	9.37	9.12
Average period through maturity	5 years	5 years	5 years
Expected dividend yield %	1.00	0.50	0.50
Volatility of shares in the market - %	67.48	41.62	40.50
Number of outstanding options	370,007	315,479	315,479
Number of options to be exercised	370,007	315,479	315,479
Estimated fair value (R$/share)	6.16	3.60	4.08

In the period ended March 31, 2013 the company recognized the amount of R$858 recorded under administrative expenses.

In the period ended March 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 26.

27. Financial income and expenses

	Company		Consolidated
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Financial Income
Interest Income on financial investments	3,544	10,938	4,181	10,441
Interest on receivables	770	1,313	799	1,361
Monetary variation	-	681	-	1,939
Foreign exchange variation	2,429	338	2,911	80
Gain on remeasurement of receivables from sale of farms	-	-	2,057	2,548
Realized profit from derivative transactions	1,445	1,751	7,825	3,777
Unrealized profit from derivative transactions	14,741	8,216	21,881	8,216
	22,929	23,237	39,654	28,362
Financial Expenses
Interest expenses on loans	(97)	(314)	(621)	(315)
Interest on accounts payable	(6,744)	(4,024)	(7,489)	(5,226)
Monetary variation	-	-	(1,140)	(1,763)
Foreign exchange variation	(2,341)	-	(2,796)	-
Realized loss from derivative transactions	-	-	(7,624)	-
Unrealized loss from derivative transactions	(10,114)	(12,853)	(16,706)	(13,165)
	(19,296)	(17,191)	(36,376)	(20,469)

Financial income (expense)	3,633	6,046	3,278	7,893

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

28. Income tax and social contribution

	Company		Consolidated
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012

Income before income tax and social contribution	7,438	12,519	10,516	12,167
Combined nominal rate of income tax and social contribution - %	34%	34%	34%	34%
	(2,529)	(4,256)	(3,575)	(4,137)

Equity pickup on investments	6,328	6,122	-	-
Management bonus	(454)	(534)	(454)	(534)
Net effect of subsidiaries taxed based on presumed profit (*)	-	-	5,564	5,071
Reversal of management bonus - 2011	(1,000)	(151)	(1,000)	(151)
Other	(291)	(108)	(293)	81

IRPJ and CSLL on the profit/loss for the year	2,054	1,073	242	330

(-) Valuation allowance	-	-	(1,266)	-

Total	2,054	1,073	(1,024)	330

Current	-	-	(3,812)	(1,202)
Deferred	2,054	1,073	2,788	1,532

	2,054	1,073	(1,024)	330
Effective rate	28%	9%	2%	3%

(*)     Some of our subsidiaries which have annual revenue below a certain threshold established in the tax regulations in Brazil have their income tax measured on the "presumed tax regime" whereby income tax is determined on a simplified basis to calculate the taxable income (32% for lease revenues, 8% for sale of farm and 100% for other earnings). This results effectively in taxing the taxable income of subsidiaries under the "presumed tax regime" at a lower rate.

In the period ended March 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012 (note 28), including the information related to the option for RTT.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29. Earnings per share

		Consolidated		Consolidated
	7/1/2012 to 03/31/2013	7/1/2011 to 03/31/2012	1/1/2013 to 03/31/2013	1/1/2012 to 03/31/2012
Profit (loss) attributed to controlling shareholders	9,492	13,592	(4,282)	(3,132)
Weighted average number of common shares issued (thousands)	58,422	58,422	58,422	58,422
Effect from dilution - shares	13	-	13	-
Weighted average number of common shares issued adjusted by the dilution effect	58,435	58,422	58,435	58,422
Basic earning per share	0.16	0.23	(0.07)	(0.05)
Diluted earning per share	0.16	0.23	(0.07)	(0.05)

On March 31, 2013, there were 630,958 purchase options of outstanding shares related to the Program for Granting of Options 2 and 3, and 25,600 warrants (Note 22.b) which could have a dilutive impact in the future, but were anti-dilutive in such year.

See Note 29 to the annual financial statements, ended June 30, 2012.

30. Provision for legal claims

The Company is involved in labor and environmental claims and is discussing these matters both at the administrative level and also in court for which judicial deposits were made, where applicable. The provision for probable losses arising from these lawsuits has been estimated and revaluated by management, supported by the opinion of the Company's external legal advisors. As at March 31, 2013 the Company maintained a provision of R$ 2,885 (R$0,070 in the consolidated financial statements) corresponding to lawsuits involving the risk of probable loss, as summarized below:

		Labor		Environmental
	Company	Consolidated	Company	Consolidated
At June 30, 2012	1,087	1,183	-	-
Additions	108	108	2,309	2,309
Financial charges	68	156	-	-
Reversal	(687)	(686)	-	-
At March 31, 2013	576	761	2,309	2,309

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

30. Provision for legal claims (Continued)

At March 31, 2013, the provision for environmental claims in the amount of R$2,309 relates to the challenge of IBAMA notice of violation of the protection rules in permanent preservation areas, had its classification of estimated risk changed from possible to probable, in view of decision, at first administrative level, which upheld notice served. Accordingly, the Company recorded provision for environmental claims.

In addition, the Company’s civil, tax and labor lawsuits, for which the expected of loss is estimated as possible and no provision has been recorded, are as follows:

	Company			Consolidated
	March 31, 2013	June 30, 2012	March 31, 2013	June 30, 2012
Civil claims	6,521	6,382	6,521	6,382
Tax claims	10,359	9,900	10,359	9,900
Labor claims	521	1,001	521	1,001
Environmental claims	-	3,907	-	3,907
	17,401	21,190	17,401	21,190

(i)    Civil lawsuits

At March 31, 2013, the amount of R$6,521 (R$6,382 at June 30, 2012) refers mainly to declaration of nullity of debt confession due to the purchase and sale of rice in the amount of R$1,997 and default of advance of resources contract for services rendering, guaranteed by lien in the amount of R$758 and void acts practiced by the parties aiming at an area of land which in the past, was owned by the plaintiffs in the amount of R$3,861.

(ii)   Tax lawsuits

At March 31, 2013, the amount of R$10,359 (R$9,900 at June 30, 2012) refers mainly to the appeal filed by Brasilagro against rejection of tax credits by the tax authorities, which aims at the reform of the decision making order that did not recognize the credit right claimed by the Company and, accordingly, did not approve the offset of income tax in the amount of R$9,637.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

30. Provision for legal claims (Continued)

(iii)   Labor claims

At March 31, 2013, the balance of R$ 521 (R$1,001 at June 30, 2012) refers to labor claims filed by former employees and third parties, mainly claiming indemnity amounts and the recognition of employment relationships.

In the period ended March 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 30.

31. Commitments

At September 30, 2012 the Company entered into a private instrument of leasing of the rural property for the agricultural exploration of property located in the municipality of Tasso Fragoso, State of Maranhão. The total area of this property is 14.358,532 ha (fourteen thousand, three hundred and fifty eight hectares, fifty three ares and twenty two centiares), of which, 8,500ha (eight thousand and five hundred hectares) are composed of land suitable for the grains cultivation. The contract shall be effective up to July 31, 2013, except for the Preparation Area which may be delivered until August 31, 2013. The contract price is R$1,000, to be paid on May 30, 2013.

The Company has an option contract for the purchase of farm located in the municipality of Jaborandi, State of Bahia. At June 30, 2012 the fair value of this option is close to zero.

At March 31, 2013 there are commitments entered into for delivery 81,5821 bags of soybean.

The other commitments entered into by the Company, which had no changes in this quarter, may be read in Note 31 to the annual financial statements, ended June 30, 2012.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

32. Related party transactions

The principal balances of assets and liabilities, and of transactions that have affected the results for the period for transactions between related parties, arose from transactions with the Company and its subsidiaries. Management believes that these transactions were carried out in accordance with the usual market terms and conditions applicable to these types of transactions, as follows:

	Company
	March 31, 2013	June 30, 2012
Current assets
Rentals and sharing receivable (a)	44	72
Reduction of capital (b)	11,300
Dividends receivable (c)	635	21,944
Environmental investments (d)	22

Current liabilities - trade accounts payable
Leasing payable (b)	15,799	10,625

	Company
	March 31, 2013	March 31, 2012
Income Statment
Leases
Imobiliária Cremaq (d)	(2.126)	(2.435)
Imobiliária Araucária (d)	(1.907)	(1.732)
Imobiliária Cajueiro (d)	(2.373)	(889)
Imobiliária Mogno (d)	(1.227)	(836)
Imobiliária Ceibo (d)	2.206	(1.148)
	(5.427)	(7.040)
Sharing
Jaborandi Ltda. (a)	167	115
Jaborandi S/A (a)	28	19
Imobiliária Cremaq (a)	28	28
Imobiliária Engenho (a)	28	28
Imobiliária Araucária (a)	28	28
Imobiliária Mogno (a)	28	28
Imobiliária Cajueiro (a)	28	28
Imobiliária Ceibo (a)	28	28
Imobiliária Flamboyant (a)	28	28
	391	330

	(5.036)	(6.710)

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

32. Related party transactions (Continued)

(a)     Contractual sharing of physical infrastructure - The Company shares a physical space and provides financial and accounting services for the real estates and Jaborandi Ltda. and charges for those services;

(b)     Capital reduction in the amount of R$11,300 of real estates Engenho, Mogno and Cajueiro, being R$5,800, R$3,700 and R$1,800 respectively.

(c)     Dividends receivable from real estate Jaborandi S.A. in the amount of R$635.

(d)     Amount related to environmental investment in real estate Araucária.

(e)     Leases - The subsidiaries that own real estate have leasing contracts with the Company based on prices measured in the quoted price of soybean;

In the period ended March 31, 2013, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, note 32.

33. Insurance

The Company maintains insurance on civil liability for farms coverage and on vehicles, life insurance and personal accident for employees and directors, as well as insurance for Directors and Officers liability insurance. The coverage amount considered sufficient by management to cover adventitious risks and liabilities over its assets and responsibilities. The Company has assessed the risk of farm buildings and facilities owned by the Group, as well as its inventory and biological assets and concluded that there was no need for other types of insurance due to low chances of occurrence thereof.

Below is the table of the liabilities covered by insurance and the related amounts at March 31, 2013:

Insurance type	Coverage thousands - R$

Vehicles	1.769
Civil liability (D&O)	20.000

Given their nature, the assumptions adopted are not part of the of the interim information review statements. As a consequence, they have not been reviewed by our independent auditors.

Brasilagro – Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

March 31, 2013

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

34. Subsequent events

On April 25, 2013, the Company sold a total area of 394 hectares of which 310 are suitable for cultivation purposes. The property located in the Municipality of Mineiros – GO was acquired in 2007 and has a total area of 9,862 hectares of which approximately 7,205 hectares are suitable for cultivation purposes.

The sales amount was 248,000 bags of soybean (800 bags per agricultural hectare or R$11,7 million (R$38,000/ha). The purchaser made an initial payment of 36,000 bags of soybean in the amount of R$1,7 million and the remaining balance shall be paid in eight installments, being the first one due to in August 2013 in the equivalent amount to 36,000 bags of soybean and the last one once the deed is granted in August 2016 in the equivalent amount to 25,000 bags of soybean. The average sales term is 1.4 years and it’s company’s intention to still operates in this establishment until the harvest of this year of planted sugarcane campaign.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2013.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: May 21, 2013.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer